UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1. Approval of the Financial Statements(1)(2)

The 31st Fiscal Year (Fiscal Year ended December 31, 2014) (in millions of Won, except for basic earnings per share)
Consolidated	- Total Assets	27,941,233	- Operating Revenue	17,163,798

	- Total Liabilities	12,692,963	- Operating Income	1,825,105

	- Share Capital	44,639	- Profit for the Year	1,799,320

	- Total Equity	15,248,270	- Basic Earnings per Share	25,154

Separate	- Total Assets	22,712,462	- Operating Revenue	13,012,644

	- Total Liabilities	9,170,241	- Operating Income	1,737,160

	- Share Capital	44,639	- Profit for the Year	1,028,541

	- Total Equity	13,542,221	- Basic Earnings per Share	14,262

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea (2) Opinion of independent auditors: Appropriate

2. Approval of Dividends (in Won, except for percentages and stock dividend)
a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	8,400

			Interim/Quarterly Dividends	1,000

		Preferred Stock	Year-end Dividend	—

			Interim/Quarterly Dividend	—

	Total Cash Dividend			666,801,558,400

	Market Dividend Rate (%) (including interim dividend)		Common Stock	3.51

			Preferred Stock	—

b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—

			Preferred Stock	—

	Total Stock Dividend (Shares)		Common Stock	—

			Preferred Stock	—

3. Status of Directors (as of the date of appointment)

a. Approval of the Appointment of Directors		- One (1) Executive Director - One (1) Member of the Audit Committee (Who is an Independent Non-Executive Director)

b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	6

	Total Number of Independent Non-Executive Directors	4

	Percentage of Independent Non-Executive Directors (%)	66.7

c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—

d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	3
	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—

4. Other Resolutions

Agenda No. 1. Approval of Financial Statements for the 31st Fiscal Year

(Fiscal Year ended December 31, 2014)

: Approved as originally submitted.

Agenda No. 2. Amendment to the Articles of Incorporation

: Approved as originally submitted.

Agenda No. 3. Approval of the Appointment of an Executive Director

(Jang, Dong-Hyun)

: Approved as originally submitted.

Agenda No. 4. Approval of the Appointment of a Member of the Audit Committee

(Lee, Jae-Hoon)

: Approved as originally submitted.

Agenda No. 5. Approval of Ceiling Amount of the Remuneration for Directors

: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 20, 2015

6. Other Matters To Be Considered Before Investing	—

	* Related Disclosure: The Company’s report on Form 6-K furnished on February 25, 2015.

1.	Approval of Financial Statements

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2014 and 2013 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The accompanying consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea. We did not audit the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate whose financial statements represent 21.2% of the Group’s consolidated total assets as of December 31, 2013 and 11.7% of the Group’s consolidated operating revenue and 33.6% of the Group’s profit before income tax for the year then ended. Other auditors audited those financial statements and our report, insofar as it relates to the amounts included for these entities, was based solely on the report of other auditors.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2015

This report is effective as of February 23, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of won)	Note	December 31, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	31,35,36	￦	834,429	1,398,639
Short-term financial instruments	6,31,35,36,37,38		313,068	311,474
Short-term investment securities	9,35,36		280,161	106,068
Accounts receivable - trade, net	7,31,35,36,37		2,392,150	2,257,316
Short-term loans, net	7, 35,36,37		74,512	79,395
Accounts receivable - other, net	7, 35,36,37		690,527	643,603
Prepaid expenses			134,404	108,909
Derivative financial assets	23, 35,36		—	10
Inventories, net	8,38		267,667	177,120
Assets classified as held for sale	10		10,510	3,667
Advanced payments and other	7,9, 35,36,37		85,720	37,214

Total Current Assets			5,083,148	5,123,415

Non-Current Assets:
Long-term financial instruments	6, 35,36,38		631	8,142
Long-term investment securities	9, 35,36		956,280	968,527
Investments in associates and joint ventures	13		6,298,088	5,325,297
Property and equipment, net	14,37,38		10,567,701	10,196,607
Investment property, net	15		14,997	15,811
Goodwill	16		1,917,595	1,733,261
Intangible assets, net	17		2,483,994	2,750,782
Long-term loans, net	7, 35,36,37		55,728	57,442
Long-term accounts receivable - other	7,35,36		3,596	—
Long-term prepaid expenses	38		51,961	32,008
Guarantee deposits	6,7, 35,36,37		285,144	249,600
Long-term derivative financial assets	23,35,36		70,035	41,712
Deferred tax assets	2,32		25,083	26,322
Other non-current assets	7, 35,36		127,252	47,589

Total Non-Current Assets			22,858,085	21,453,100

Total Assets		￦	27,941,233	26,576,515

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note	December 31, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	18,31,35,36	￦	366,600	260,000
Current installments of long-term debt, net	18,31,35,36		590,714	1,042,276
Current installments of finance lease liabilities	21,31,35,36		3,804	19,351
Current installments of long-term payables – other	19,35,36		189,389	206,800
Accounts payable - trade	35,36,37		275,495	214,716
Accounts payable - other	35,36,37		1,381,850	1,864,024
Withholdings	35,36,37		1,053,063	728,936
Accrued expenses	35,36		952,418	988,193
Income tax payable	32		99,236	112,316
Unearned revenue			327,003	441,731
Derivative financial liabilities	23, 35,36		—	21,171
Provisions	20		51,075	66,775
Advance receipts	34,35		129,255	102,931
Liabilities classified as held for sale	10		408	—

Total Current Liabilities			5,420,310	6,069,220

Non-Current Liabilities:
Debentures, excluding current installments, net	18,31, 35,36		5,649,158	4,905,579
Long-term borrowings, excluding current installments	18,31, 35,36		149,720	104,808
Long-term payables - other	19, 35,36		684,567	838,585
Long-term unearned revenue			19,659	50,894
Finance lease liabilities	21,31, 35,36		26	3,867
Defined benefit liabilities	22		91,587	74,201
Long-term derivative financial liabilities	23, 35,36		130,889	103,168
Long-term provisions	20		36,013	28,106
Deferred tax liabilities	32		444,211	168,825
Other non-current liabilities	35,36		66,823	62,705

Total Non-Current Liabilities			7,272,653	6,340,738

Total Liabilities			12,692,963	12,409,958

Equity
Share capital	1,24		44,639	44,639
Capital surplus and other capital adjustments	24,25,26		277,998	317,508
Retained earnings	27		14,188,591	13,102,495
Reserves	28		(4,489)	(12,270)

Equity attributable to owners of the Parent Company			14,506,739	13,452,372
Non-controlling interests			741,531	714,185

Total Equity			15,248,270	14,166,557

Total Liabilities and Equity		￦	27,941,233	26,576,515

See accompanying notes to the consolidated financial statements.

(In millions of won except for per share data)	Note	2014		2013
Continuing operations
Operating revenue:	5,37
Revenue		￦	17,163,798	16,602,054

Operating expense:	37
Labor cost	22		1,659,777	1,561,358
Commissions paid			5,692,680	5,498,695
Depreciation and amortization	5		2,714,730	2,661,623
Network interconnection			997,319	1,043,733
Leased line			399,014	448,833
Advertising			415,857	394,066
Rent			460,309	443,639
Cost of products that have been resold			1,680,110	1,300,375
Other operating expenses	29		1,318,897	1,238,623

			15,338,693	14,590,945

Operating income	5		1,825,105	2,011,109
Finance income	5,31		126,337	113,392
Finance costs	5,31		(386,673)	(571,203)
Gain related to investments in subsidiaries, associates and joint ventures, net	1,5,13		906,338	706,509
Other non-operating income	30		56,279	74,467
Other non-operating expenses	30		(273,558)	(507,173)

Profit before income tax	5		2,253,828	1,827,101
Income tax expense from continuing operations	32		454,508	400,797

Profit from continuing operations			1,799,320	1,426,304
Discontinued operations
Profit from discontinued operations, net of income taxes	39		—	183,245

Profit for the year	5	￦	1,799,320	1,609,549

Attributable to :
Owners of the Parent Company		￦	1,801,178	1,638,964
Non-controlling interests			(1,858)	(29,415)
Earnings per share	33
Basic earnings per share (in won)		￦	25,154	23,211

Diluted earnings per share (in won)		￦	25,154	23,211

Earnings per share - Continuing operations	33
Basic earnings per share (in won)		￦	25,154	20,708

Diluted earnings per share (in won)		￦	25,154	20,708

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note	2014		2013
Profit for the year		￦	1,799,320	1,609,549
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	22		(32,942)	5,946
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	28,31		27,267	2,009
Net change in other comprehensive income of investments in associates and joint ventures	13,28		8,187	3,034
Net change in unrealized fair value of derivatives	23,28,31		(45,942)	11,222
Foreign currency translation differences for foreign operations	28		14,944	(3,714)

Other comprehensive income (loss) for the year			(28,486)	18,497

Total comprehensive income		￦	1,770,834	1,628,046

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,777,519	1,655,570
Non-controlling interests			(6,685)	(27,524)

See accompanying notes to the consolidated financial statements.

(In millions of won)	Controlling interest
	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss) for the year		—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive income		—	—	3,240	13,366	16,606	1,891	18,497

		—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557

Balance, January 1, 2014	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the year		—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive income (loss)		—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	(10,869)	10,534	(335)

Balance, December 31, 2014	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,799,320	1,609,549
Adjustments for income and expenses	40		2,978,995	3,275,376
Changes in assets and liabilities related to operating activities	40		(707,333)	(969,870)

Sub-total			4,070,982	3,915,055
Interest received			56,706	64,078
Dividends received			13,048	10,197
Interest paid			(280,847)	(300,104)
Income tax paid			(182,504)	(130,656)

Net cash provided by operating activities			3,677,385	3,558,570

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			5,627	186,425
Collection of short-term loans			207,439	290,856
Decrease in long-term financial instruments			2,535	16
Proceeds from disposal of long-term investment securities			65,287	287,777
Proceeds from disposal of investments in associates and joint ventures			7,333	43,249
Proceeds from disposal of property and equipment			25,143	12,579
Proceeds from disposal of intangible assets			10,917	2,256
Proceeds from disposal of assets held for sale			3,667	190,393
Collection of long-term loans			4,454	13,104
Decrease in deposits			8,891	8,509
Proceeds from disposal of other non-current assets			94	683
Proceeds from disposal of subsidiaries			—	215,939

Sub-total			341,387	1,251,786
Cash outflows for investing activities:
Increase in short-term investment securities, net			(174,209)	(45,032)
Increase in short-term loans			(202,501)	(279,926)
Increase in long-term loans			(4,341)	(4,050)
Increase in long-term financial instruments			(2,522)	(7,510)
Acquisition of long-term investment securities			(41,305)	(22,141)
Acquisition of investments in associates and joint ventures			(60,020)	(97,366)
Acquisition of property and equipment			(3,008,026)	(2,879,126)
Acquisition of intangible assets			(130,667)	(243,163)
Cash held by disposal group classified as held for sale			(552)	—
Increase in deposits			(6,903)	(83,314)
Increase in other non-current assets			(18,233)	(1,830)
Acquisition of business, net of cash acquired			(375,273)	(94,805)

Sub-total			(4,024,552)	(3,758,263)

Net cash used in investing activities		￦	(3,683,165)	(2,506,477)

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note	2014		2013
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net		￦	102,868	—
Issuance of debentures			1,255,468	1,328,694
Proceeds from long-term borrowings			62,552	105,055
Issuance of hybrid bond			—	398,518
Cash inflows from settlement of derivatives			200	19,970

Sub-total			1,421,088	1,852,237
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(340,245)
Repayment of long-term account payables-other			(207,791)	(161,575)
Repayment of debentures			(1,039,938)	(771,976)
Repayment of long-term borrowings			(23,284)	(467,217)
Cash outflows from settlement of derivatives			(6,444)	—
Payment of finance lease liabilities			(19,388)	(20,342)
Payment of dividends			(666,802)	(655,946)
Payment of interest on hybrid bond			(16,840)	—
Decrease in cash from consolidated capital transaction			—	(8,093)

Sub-total			(1,980,487)	(2,425,394)

Net cash used in financing activities			(559,399)	(573,157)

Net increase (decrease) in cash and cash equivalents			(565,179)	478,936
Cash and cash equivalents at beginning of the year			1,398,639	920,125
Effects of exchange rate changes on cash and cash equivalents			969	(422)

Cash and cash equivalents at end of the year		￦	834,429	1,398,639

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2014 and 2013 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Iconcube Holdings, Inc.(*1)	Korea	Investment association	100.0	—
Iconecube, Inc.(*1)	Korea	Internet website services	100.0	—
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*1,2)	Korea	Guarding of facilities	66.7	—
IRIVER LIMITED(*1,3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	—
Iriver CS Co., Ltd.(*1)	Korea	After-sales service and logistics agency	100.0	—
iriver Enterprise Ltd.(*1)	Hong Kong	Management of Chinese subsidiary	100.0	—

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
iriver America Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver China Co., Ltd.(*1)	China	Sales and manufacturing MP3,4 in China	100.0	—
Dongguan iriver Electronics Co., Ltd.(*1)	China	Sales and manufacturing e-book in China	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
shopkick Management Company, Inc.(*1)	USA	Investment association	95.2	—
shopkick, Inc.(*1)	USA	Mileage-based online transaction app development	100.0	—

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements (See Note 11).
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed (See Note 11).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		79,476	37,505	41,971	133,789	7,458
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,193)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co., Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group., Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Icon-Cube Co., Ltd., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*)		40,218	101	40,117	—	(8,248)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2014 is as follows:

Subsidiary	Reason
Neosnetworks Co., Ltd.	The Parent Company acquired ownership interests during the year ended December 31, 2014.(See Note 11)
IRIVER LIMITED
Iriver CS Co., Ltd. iriver Enterprise Ltd. iriver America Inc. iriver Inc. iriver China Co., Ltd.
Dongguan iriver Electronics Co., Ltd.

Iconcube Holdings, Inc. Iconcube, Inc.	Established by spinoff from BNCP Co., Ltd. during the year ended December 31, 2014.

shopkick Management Company, Inc.	Established by SKP America LLC. during the year ended December 31, 2014.

shopkick, Inc.	Shopkick Management Company, Inc. acquired ownership interests during the year ended December 31, 2014. (See Note 11)

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2014 and 2013 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	December 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638
Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182
Net cash provided by (used in) operating activities	￦	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2014 and 2013 by subsidiaries of which non-controlling interests are significant., Continued

(In millions of won)	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of fair value adjustment		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2015, which will be submitted for approval at the shareholders’ meeting to be held on March 20, 2015.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	revenue : Note 4.(22))

•	consolidation : Note 4.(2))

•	classification of lease : Note 4.(14))

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit obligations, recognition of deferred tax assets (liabilities), and commitments and contingencies.

3)	Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 36.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 4 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards with a date of initial application of January 1, 2014.

(1)	Offsetting Financial Assets and Financial Liabilities

The Group has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The chief operating decision maker does not receive any information about segment assets and liabilities.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligations, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

4.	Significant Accounting Policies, Continued

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following amendment to existing standards has been published and are mandatory for the Group for annual periods beginning on or after July 1, 2014. The Group has not early adopted it.

As of December 31, 2014, management is not able to evaluate the impact, if any, of applying this standard on its financial position and results of operations.

1)	K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

5.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Others.

(1)	Segment information as of and for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014
	Cellular Services		Fixed-line telecommunication services	Others	Total segments	Consolidation adjustments	Consolidated amount
Total revenue	￦	15,248,039	3,119,845	1,884,784	20,252,668	(3,088,870)	17,163,798
Inter-segment revenue		1,720,158	669,925	698,787	3,088,870	(3,088,870)	—
External revenue		13,527,881	2,449,920	1,185,997	17,163,798	—	17,163,798
Depreciation and amortization		2,113,510	501,623	99,597	2,714,730	—	2,714,730
Operating income (loss)		1,754,433	80,423	(9,751)	1,825,105	—	1,825,105
Finance income and costs, net							(260,336)
Gain related to investments in subsidiaries, associates and joint ventures, net							906,338
Other non-operating income and expense, net							(217,279)

Profit from continuing operations before income tax							2,253,828

Total assets		23,451,471	3,434,020	3,202,833	30,088,324	(2,147,091)	27,941,233
Total liabilities		9,626,724	2,172,454	924,683	12,723,861	(30,898)	12,692,963

5.	Operating Segments, Continued

(In millions of won)
	2013
	Cellular Services		Fixed-line telecommunication services	Others	Total segments	Consolidation adjustments	Consolidated Amount
Total revenue	￦	14,501,829	2,972,642	1,741,599	19,216,070	(2,614,016)	16,602,054
Inter-segment revenue		1,186,297	648,253	779,466	2,614,016	(2,614,016)	—
External revenue		13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Depreciation and amortization		2,019,531	522,155	119,937	2,661,623	—	2,661,623
Operating income (loss)		1,986,106	55,625	(30,622)	2,011,109	—	2,011,109
Finance income and costs, net							(457,811)
Gain related to investments in subsidiaries, associates and joint ventures, net							706,509
Other non-operating income and expense, net							(432,706)

Profit from continuing operations before income tax							1,827,101

Total assets		23,263,268	3,288,275	3,075,321	29,626,864	(3,050,349)	26,576,515
Total liabilities		9,744,248	2,033,978	901,563	12,679,789	(269,831)	12,409,958

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2014 and 2013.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2014 and 2013 are summarized as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Short-term financial instruments
Charitable fund(*)	￦	86,000	76,500
Other		4,321	5,134
Long-term financial instruments
Charitable fund(*)		—	7,500
Other		612	89
Guarantee deposits		280	40

	￦	91,213	89,263

(*)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2014, the funds cannot be withdrawn.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable – other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable - other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable - trade		68,536	—	68,536

		440,011	(27,007)	413,004

	￦	3,912,383	(328,191)	3,584,192

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying Amount
Current assets:
Accounts receivable – trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable – other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable – trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2014 and 2013 were as follows:

(In millions of won)
	2014		2013
Balance at January 1	￦	323,984	300,668
Increase of bad debt allowances		63,697	79,330
Reversal of allowances for doubtful accounts		—	(359)
Write-offs		(89,529)	(76,697)
Other		30,039	21,042

Balance at December 31	￦	328,191	323,984

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,831,243	1,089,001	1,882,607	938,131
Overdue but not impaired		76,671	3,481	46,773	2,030
Impaired		774,681	137,306	565,775	203,667

		2,682,595	1,229,788	2,495,155	1,143,828
Allowances for doubtful accounts		(221,909)	(106,282)	(224,685)	(99,299)

	￦	2,460,686	1,123,506	2,270,470	1,044,529

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	25,254	1,795	12,036	20
1 ~ 3 months		26,469	213	15,686	1,220
3 ~ 6 months		11,641	608	3,610	516
More than 6 months		13,307	865	15,441	274

	￦	76,671	3,481	46,773	2,030

8.	Inventories

Details of inventories as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014				December 31, 2013
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	252,063	(5,325)	246,738	165,080	(3,152)	161,928
Finished goods		1,930	(216)	1,714	1,711	(34)	1,677
Work in process		1,144	(131)	1,013	—	—	—
Raw materials and supplies		19,242	(1,040)	18,202	13,515	—	13,515

	￦	274,379	(6,712)	267,667	180,306	(3,186)	177,120

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	277,003	102,828
Current portion of long-term investment securities		3,158	3,240

	￦	280,161	106,068

(*)	The distributions arising from beneficiary certificates as of December 31, 2014 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	657,286	638,445
Unlisted equity securities(*1)		56,236	47,145
Equity investments(*2)		209,120	239,354

		922,642	924,944

Debt securities:
Public bonds(*3)		158	356
Investment bonds(*4)		36,638	46,467

		36,796	46,823

Total		959,438	971,767
Less current portion of long-term investment securities		(3,158)	(3,240)

Long-term investment securities	￦	956,280	968,527

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*4)	During the year ended December 31, 2014, the Parent Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were the Parent Company is able to exercise significant influence on NanoEnTek, Inc. classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs.

10.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ￦10,510 million and ￦408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss.

(2)	Investments in associates

Non-current assets held for sale relating to investments in associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
TR Entertainment(*1)	￦	—	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	—	3,667

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized. During the year ended December 31, 2014, the Group disposed of its investments in TR Entertainment.
(*2)	During the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. was made and the Group recognized the difference between the changes and the existing contractual amount as impairment loss. During the year ended December 31, 2014, the Group disposed of its investments in SK Fans Co., Ltd.

11.	Acquisition of Subsidiary

(1)	General information

The Parent Company acquired the ownership interests of Neosnetworks Co., Ltd., IRIVER LIMITED and shopkick, Inc. and they were newly included in the list of subsidiaries during the year ended December 31, 2014.

1)	Neosnetworks Co., Ltd.

On April 2, 2014, the Parent Company acquired the ownership interest of 66.7% of Neosnetworks Co., Ltd., which manages facility guarding services, in order to secure new growth engine in physical security market and obtained the control over Neosnetworks Co., Ltd.

Neosnetworks Co., Ltd. recognized revenue of ￦25,743 million and loss of ￦2,277 million, respectively, from the acquisition date to December 31, 2014.

2)	IRIVER LIMITED

On August 13, 2014, the Parent Company obtained ownership interests of 39.3% by acquiring 10,241,722 shares of IRIVER LIMITED from investment companies in order to develop smart phone applications and media devices such as Bluetooth speakers and ear phones for future growth and additionally acquired 4,960,317 shares by participating in the capital increase. As of the end of December 31, 2014, the Parent Company has the ownership interest of 49% of IRIVER LIMITED. After the Group acquired control over IRIVER LIMITED, IRIVER LIMITED has recognized revenue of ￦16,311 million and a net profit of ￦4,066 million.

3)	shopkick, Inc.

On October 10, 2014, shopkick Management Company, Inc., of which SKP America LLC., a subsidiary of the Parent Company, has the ownership interest of 95.2%, obtained control over shopkick, Inc. by purchasing the ownership interest of 100% of shopkick, Inc. for the purpose of acquiring the platform of its mobile commerce business in the United States and expansion of the Group’s global market position.

11.	Acquisition of Subsidiary, Continued

(2)	Consideration paid and identifiable assets and liabilities transferred

Consideration paid and identifiable assets acquired and liabilities assumed recognized at the acquisition date are as follows:

(In millions of won)
	Neosnetworks Co., Ltd.		IRIVER LIMITED	shopkick, Inc.
Consideration paid
Cash and cash equivalents	￦	23,968	29,503	230,925
Other current liabilities		—	—	18,686
Long-term payables - other (*)		14,500	—	—

		38,468	29,503	249,611

Assets and liabilities in succession
Cash and cash equivalents	￦	16,631	3,098	13,881
Accounts receivable – trade, net		111	11,687	6,541
Inventories, net		—	11,780	727
Property, equipment and intangible assets		11,489	3,153	81,972
Other assets		1,289	6,824	6,236
Accounts payable – trade		(3,411)	(7,113)	(796)
Borrowings and debentures		(2,150)	(2,293)	—
Other liabilities		(3,305)	(6,268)	(13,008)

	￦	20,654	20,868	95,553

Controlling interests		20,654	8,193	91,006
Non-controlling interests		—	12,675	4,547

(*)	During the year ended December 31, 2014, the Parent Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Parent Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Parent Company for those shares if certain conditions are met. In accordance with this shareholders’ agreement, the Group deemed that it assumed the residual equity of the pre-existing shareholders on the acquisition date, and the amount to be paid to the pre-existing shareholders for this acquisition in the future was recorded as long-term payables-other.

12.	Business Combinations

(1)	General information

PS&Marketing Corporation, a subsidiary of the Parent Company, acquired the retail distribution business of IT service department of SK Networks Co., Ltd. on April 30, 2014 in order to strengthen the mid/long-term distribution competitiveness by expanding the retail infrastructure and enlarging the direct management network.

Revenues and profit or loss recognized after the acquisition date by the acquired businesses of PS&Marketing Corporation are not disclosed as the estimate is practically impossible.

In January, 2013, the Parent Company acquired 50% ownership interest in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through the additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

After obtaining control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged with SK Marketing & Company Co., Ltd.

As the business combination which occurred during the years ended December 31, 2014 and 2013 was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as a capital deficit and other capital adjustments.

(2)	Consideration paid and assets and liabilities transferred as of the acquisition date are as follows:

(In millions of won)
	2014		2013
Consideration paid
Cash and cash equivalents	￦	111,330	190,605
Investments in associates (carrying value)		—	141,534
Accounts payables – other		13,156	—

	￦	124,486	332,139
Assets and liabilities transferred
Cash and cash equivalents	￦	—	95,800
Accounts receivable – trade		57,760	132,514
Inventories		94,441	3,472
Property and equipment, and intangible assets		13,010	68,699
Other assets		23,281	457,431
Accounts payable – trade and other		(78,821)	(150,014)
Other liabilities		(13,826)	(337,617)

	￦	95,845	270,285

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2014 and 2013 are as follows:

(In millions of won)
		December 31, 2014			December 31, 2013
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	35,817	9.6	￦	37,434
Korea IT Fund(*2)	Korea	63.3		240,676	63.3		231,402
Etoos Co., Ltd. (*3)	Korea	—		—	15.6		12,029
KEB HanaCard Co., Ltd.(*4)	Korea	25.4		425,140	49.0		378,616
Candle Media Co., Ltd.(*5)	Korea	35.1		19,486	40.9		21,241
NanoEnTek, Inc.(*6)	Korea	26.0		36,527	9.2		9,312
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		79,394	21.0		77,517
Packet One Network(*1, 5)	Malaysia	13.6		53,670	27.0		60,706
SK Technology Innovation Company	Cayman	49.0		44,052	49.0		53,874
HappyNarae Co., Ltd.	Korea	42.5		15,551	42.5		13,935
SK hynix Inc.(*7)	Korea	20.1		4,849,159	20.6		3,943,232
SK MENA Investment B.V.	Netherlands	32.1		14,015	32.1		13,477
SKY Property Mgmt. Ltd.	Virgin Island	33.0		248,534	33.0		238,278
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,874	49.0		26,562
Daehan Kanggun BcN Co., Ltd. and others	—	—		158,725	—		164,976

Sub-total				6,246,620			5,282,591

Investments in joint ventures
Dogus Planet, Inc.(*8)	Turkey	50.0		11,441	50.0		10,105
PT. Melon Indonesia	Indonesia	49.0		3,564	49.0		3,230
Television Media Korea Ltd.	Korea	51.0		6,944	51.0		8,659
Celcom Planet(*9)	Malaysia	51.0		16,605	—		—
PT XL Planet Digital	Indonesia	50.0		12,914	50.0		20,712

Sub-total				51,468			42,706

Total			￦	6,298,088		￦	5,325,297

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through its participation on the board of directors even though the Group has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	Reclassified as available-for-sale financial assets in 2014 as the Group lost the right to appoint directors of this investee and lost significant influence on the investee.
(*4)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate, and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.
(*5)	The ownership percentage has been decreased due to disproportionate paid-in capital increase during the year ended December 31, 2014.
(*6)	The carrying amount has increased due to the additional investment and the conversion of convertible bonds during the year ended December 31, 2014.
(*7)	The ownership percentage has been decreased due to the conversion of convertible bonds issued by SK hynix Inc.
(*8)	The carrying amount has increased due to the additional investment during the year ended December 31, 2014.
(*9)	During the year ended December 31, 2014, it was established for online commerce business in Malaysia.

13.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2014				December 31, 2013
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	734	21,620,360	15,869	810	21,620,360	17,512
NanoEnTek, Inc.		5,710	5,870,290	33,519	5,170	1,807,130	9,343
SK hynix Inc.		47,750	146,100,000	6,976,275	36,800	146,100,000	5,376,480

(3)	The financial information of the significant investees as of and for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	As of and for the year ended December 31, 2014
	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) from continuing operations		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Revenue and net profit of Hana SK Card Co., Ltd. for pre-merger period, amounting to ￦853,506 million and ￦3,521 million, respectively, were not included.

13.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the years ended December 31, 2014 and 2013 is as follows, Continued:

(In millions of won)	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	6,653,123	4,687,020	106,122	132,968
Non-current assets		14,144,175	211,376	695,653	232,566
Current liabilities		3,078,240	2,053,942	137,544	6
Non-current liabilities		4,652,200	2,155,165	163,540	—
Revenue		14,165,102	853,506	76,834	8,161
Profit from continuing operations		2,872,857	3,521	14,408	2,128
Other comprehensive income		6,594	1,906	55,403	—
Total comprehensive income		2,879,451	5,427	69,811	2,128

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	As of and for the year ended December 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss) from continuing operations		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)
	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

13.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(In millions of won)
	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
Hana SK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the parent company.

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(365)	(1,252)	—	—	35,817
Korea IT Fund		231,402	—	3,243	6,031	—	—	240,676
Etoos Co., Ltd.		12,029	—	346	—	—	(12,375)	—
KEB HanaCard Co., Ltd.		378,616	—	(739)	(2,031)	—	49,294	425,140
Candle Media Co., Ltd.		21,241	—	(1,701)	(54)	—	—	19,486
NanoEnTek, Inc.		9,312	7,778	284	(27)	—	19,180	36,527
SK Industrial Development China Co., Ltd.		77,517	—	(791)	2,668	—	—	79,394
Packet One Network		60,706	—	(11,845)	4,809	—	—	53,670
SK Technology Innovation Company		53,874	—	(9,822)	—	—	—	44,052
HappyNarae Co., Ltd.		13,935	—	1,688	(72)	—	—	15,551
SK hynix Inc.		3,943,232	—	916,486	(10,559)	—	—	4,849,159
SK MENA Investment B.V.		13,477	—	(4)	542	—	—	14,015
SKY Property Mgmt. Ltd.		238,278	—	3,438	6,818	—	—	248,534
Xinan Tianlong Science and Technology Co., Ltd.		26,562	—	(688)	—	—	—	25,874
Daehan Kanggun BcN Co., Ltd. and others		164,976	14,172	(18,126)	1,324	(2,363)	(1,258)	158,725

Sub-total		5,282,591	21,950	881,404	8,197	(2,363)	54,841	6,246,620

Investments in joint ventures		—	—	—	—	—	—	—
Dogus Planet, Inc.		10,105	19,677	(18,573)	232	—	—	11,441
PT. Melon Indonesia		3,230	—	256	78	—	—	3,564
Television Media Korea Ltd.		8,659	—	(1,715)	—	—	—	6,944
Celcom Planet		—	17,433	(656)	—	—	(172)	16,605
PT XL Planet Digital		20,712	—	(7,798)	—	—	—	12,914

Sub-total		42,706	37,110	(28,486)	310	—	(172)	51,468

Total	￦	5,325,297	59,060	852,918	8,507	(2,363)	54,669	6,298,088

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)	2013
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,954)	155	—	(141,534)	—
SK China Company Ltd.		37,628	—	(7,643)	7,449	—	—	37,434
Korea IT Fund		230,016	—	1,348	38	—	—	231,402
JYP Entertainment Corporation (*2)		4,232	—	1,000	58	—	(5,290)	—
Etoos Co., Ltd.		12,037	—	56	(64)	—	—	12,029
HanaSK Card Co., Ltd.		378,457	—	(612)	771	—	—	378,616
Candle Media Co., Ltd.		21,935	—	(782)	88	—	—	21,241
NanoEnTek, Inc.		9,276	—	25	11	—	—	9,312
SK Industrial Development China Co., Ltd.		77,967	—	(1,037)	587	—	—	77,517
Packet One Network		88,389	25	(2,367)	(1,843)	(23,498)	—	60,706
SK Technology Innovation Company		63,559	—	(9,108)	(577)	—	—	53,874
ViKi, Inc. (*3)		15,667	(14,636)	(995)	(36)	—	—	—
HappyNarae Co., Ltd.		13,113	—	822	—	—	—	13,935
SK hynix Inc.		3,328,245	—	610,201	4,786	—	—	3,943,232
SK MENA Investment B.V.		13,666	—	—	(189)	—	—	13,477
SKY Property Mgmt. Ltd. (*4)		—	—	5,532	43	—	232,703	238,278
Xinan Tianlong Science and Technology Co., Ltd.		—	25,731	831	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		170,747	26,257	(17,899)	(4,291)	(5,547)	(4,291)	164,976

Sub-total		4,610,267	37,377	575,418	6,986	(29,045)	81,588	5,282,591

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(13,027)	(4,302)	—	—	10,105
PT. Melon Indonesia		4,447	—	(282)	(935)	—	—	3,230
Television Media Korea Ltd.		11,757	—	(3,098)	—	—	—	8,659
PT XL Planet Digital		—	19,713	1,549	—	—	(550)	20,712

Sub-total		22,210	41,141	(14,858)	(5,237)	—	(550)	42,706

Total	￦	4,632,477	78,518	560,560	1,749	(29,045)	81,039	5,325,297

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013.
(*2)	JYP Entertainment Corporation was excluded from list of investments in associates as Loen Entertainment, Inc., which has ownership interests in JYP Entertainment Corporation, was excluded from consolidation scope.
(*3)	Viki Inc. was sold during the year ended December 31, 2013.

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2014 and 2013 are as follows, Continued:

(*4)	Investments in SKY Property Mgmt. Ltd. was reclassified from subsidiaries to investments to associates as portion of ownership interests were disposed during the year ended December 31, 2013.

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2014 are as follows:

(In millions of won)
	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2014		Accumulated	Year ended December 31, 2014	Accumulated
ULand Company Limited	￦	178	1,731	34	31
Wave City Development Co., Ltd. and others		1,508	5,229	—	334

	￦	1,686	6,960	34	365

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	766,780	—	—	766,780
Buildings		1,537,042	(603,175)	—	933,867
Structures		737,494	(384,705)	—	352,789
Machinery		27,088,067	(19,775,784)	(1,468)	7,310,815
Other		1,461,201	(960,450)	(1,701)	499,050
Construction in progress		704,400	—	—	704,400

	￦	32,294,984	(21,724,114)	(3,169)	10,567,701

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	732,206	—	—	732,206
Buildings		1,510,846	(554,155)	—	956,691
Structures		716,724	(351,773)	—	364,951
Machinery		24,994,337	(18,145,580)	(1,698)	6,847,059
Other		1,428,159	(894,217)	(761)	533,181
Construction in progress		762,519	—	—	762,519

	￦	30,144,791	(19,945,725)	(2,459)	10,196,607

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Classified as held for sale	Business combination	Ending balance
Land	￦	732,206	8,306	(12)	24,178	—	—	—	2,102	766,780
Buildings		956,691	5,862	(451)	16,885	(48,745)	—	—	3,625	933,867
Structures		364,951	8,909	(39)	11,919	(32,951)	—	—	—	352,789
Machinery		6,847,059	572,764	(28,101)	1,979,590	(2,065,368)	(2,879)	(6)	7,756	7,310,815
Other		533,181	1,124,067	(6,188)	(1,022,999)	(135,213)	(49)	(245)	6,496	499,050
Construction in progress		762,519	1,101,691	(11,277)	(1,147,666)	—	(691)	(176)	—	704,400

	￦	10,196,607	2,821,599	(46,068)	(138,093)	(2,282,277)	(3,619)	(427)	19,979	10,567,701

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	704,908	6,865	(200)	15,545	—	—	5,088	732,206
Buildings		886,371	1,128	(177)	112,827	(47,429)	—	3,971	956,691
Structures		363,484	17,850	(18)	17,001	(33,366)	—	—	364,951
Machinery		6,316,192	582,593	(13,183)	1,951,267	(1,990,850)	—	1,040	6,847,059
Other		637,212	1,190,739	(7,032)	(1,157,150)	(133,682)	—	3,094	533,181
Construction in progress		804,552	1,113,576	(31,146)	(1,131,703)	—	(1,275)	8,515	762,519

	￦	9,712,719	2,912,751	(51,756)	(192,213)	(2,205,327)	(1,275)	21,708	10,196,607

15.	Investment Property

(1)	Investment property as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,418	—	10,418
Buildings		7,379	(2,800)	4,579

	￦	17,797	(2,800)	14,997

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,822	—	10,822
Buildings		7,657	(2,668)	4,989

	￦	18,479	(2,668)	15,811

(2)	Changes in investment property for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(238)	4,579

	￦	15,811	(576)	(238)	14,997

(In millions of won)
	2013
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(1,816)	—	10,822
Buildings		14,841	(8,737)	(1,115)	4,989

	￦	27,479	(10,553)	(1,115)	15,811

(3)	Fair value of investment property as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,418	6,056	10,822	6,595
Buildings		4,579	4,288	4,989	4,737

	￦	14,997	10,344	15,811	11,332

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

15.	Investment Property, Continued

(4)	Income (expense) from investment property for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Rent revenue	￦	896	1,373
Operating expense		(239)	(476)

16.	Goodwill

(1)	Goodwill as of December 31, 2014 and 2013 is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		252,916	68,582

	￦	1,917,595	1,733,261

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.8% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.2%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

16.	Goodwill, Continued

(2)	Details of changes in goodwill for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Beginning balance	￦	1,733,261	1,744,483
Increase due to business acquisition		193,202	1,252
Impairment loss		(8,868)	(9,981)
Other(*)		—	(2,493)

	￦	1,917,595	1,733,261

(*)	Other decrease represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

Accumulated impairment losses for the years ended December 31, 2014 and 2013 are ￦18,849 million and ￦9,881 million, respectively.

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		64,136	(38,783)	—	25,353
Industrial rights		144,497	(36,737)	—	107,760
Development costs		162,493	(144,215)	(9,947)	8,331
Facility usage rights		146,112	(93,476)	—	52,636
Customer relations		17,147	(10,743)	—	6,404
Memberships(*1)		128,274	—	(34,155)	94,119
Other(*2)		3,029,590	(2,223,627)	(616)	805,347

	￦	6,726,128	(4,197,416)	(44,718)	2,483,994

(In millions of won)	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	—	1,664,571
Land use rights		48,031	(31,441)	—	16,590
Industrial rights		91,027	(32,264)	—	58,763
Development costs		148,714	(126,912)	(11,675)	10,127
Facility usage rights		143,937	(85,109)	—	58,828
Customer relations		14,222	(7,889)	—	6,333
Memberships(*1)		128,452	—	—	128,452
Other(*2)		2,747,121	(1,938,936)	(1,067)	807,118

	￦	6,355,383	(3,591,859)	(12,742)	2,750,782

17.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university and the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	—	1,384,044
Land use rights		16,590	15,560	(573)	—	(8,483)	—	2,259	25,353
Industrial rights		58,763	5,048	(180)	—	(4,584)	—	48,713	107,760
Development costs		10,127	1,253	(25)	63	(4,048)	(398)	1,359	8,331
Facility usage rights		58,828	1,890	(30)	382	(8,434)	—	—	52,636
Customer relations		6,333	779	—	(39)	(3,063)	—	2,394	6,404
Memberships(*)		128,452	5,629	(5,810)	(264)	—	(34,155)	267	94,119
Other		807,118	102,322	(9,919)	171,858	(300,216)	(449)	34,633	805,347

	￦	2,750,782	132,481	(16,537)	172,000	(609,355)	(35,002)	89,625	2,483,994

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦34,155 million as impairment loss for the year ended December 31, 2014.

17.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	—	—	1,664,571
Land use rights		16,062	7,378	(279)	—	(6,571)	—	—	16,590
Industrial rights		60,104	2,045	(75)	485	(3,674)	—	(122)	58,763
Development costs		13,420	594	—	650	(5,230)	(1,448)	2,141	10,127
Facility usage rights		65,340	1,930	(75)	9	(8,376)	—	—	58,828
Customer relations		48,886	1,293	—	1,856	(45,702)	—	—	6,333
Memberships		118,954	2,828	(997)	—	—	—	7,667	128,452
Other		673,024	111,972	(21,751)	325,529	(291,870)	(1,695)	11,909	807,118

	￦	2,689,658	1,174,873	(837,390)	328,529	(623,340)	(3,143)	21,595	2,750,782

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.
(3)	Research and development expenditures recognized as expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Research and development costs expensed as incurred	￦	390,943	352,385

(4)	The carrying amount and residual useful lives of frequency usage rights as of the year ended December 31, 2014 are as followed, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	198,542	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		32,622	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		263,536	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		879,340	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,004	WiBro service	Mar. 2012	Mar. 2019

	￦	1,384,044

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2014		December 31, 2013
CP	Samsung Securities Co., Ltd., etc.	2.16~3.09	￦	206,000	200,000
Short-term borrowings	Korea Development Bank	2.48~4.28		160,600	60,000

			￦	366,600	260,000

(2)	Long-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of Chinese yuan)
Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Korea Development Bank	3.19	Jun. 16, 2014	￦	—	1,648
Shinhan Bank	2.77	Jun. 15, 2015		1,712	5,136
Kookmin Bank	2.77	Jun. 15, 2016		4,874	8,124
Kookmin Bank	2.77	Mar. 15, 2017		4,496	5,996
Kookmin Bank	2.77	Mar. 15, 2018		8,600	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	—
Korea Finance Corporation	3.32	Jul. 30 ,2019		39,000	—
Korea Finance Corporation	2.94	Jul. 30 ,2019		10,000	—
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		94,903	99,975
				(USD 86,338)	(USD 94,736)

Sub-total				173,585	129,479
Less present value discount on long-term borrowings				(2,623)	(3,287)

				170,962	126,192
Less current portion of long-term borrowings				(21,242)	(21,384)

Long-term borrowings			￦	149,720	104,808

(*1)	As of December 31, 2014, the 6M bank debenture rate of Shinhan Bank is 2.17%.
(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2014	December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	200,000	200,000
Unsecured private bonds		2014	5.00	—	200,000
Unsecured private bonds	Other fund	2015	5.00	200,000	200,000
Unsecured private bonds		2018	5.00	200,000	200,000
Unsecured private bonds		2016	5.54	40,000	40,000
Unsecured private bonds		2016	5.92	230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95	110,000	110,000
Unsecured private bonds		2021	4.22	190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24	170,000	170,000
Unsecured private bonds		2022	3.30	140,000	140,000
Unsecured private bonds		2032	3.45	90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured private bonds		2033	3.22	130,000	130,000
Unsecured private bonds		2019	3.30	50,000	—
Unsecured private bonds		2024	3.64	150,000	—
Unsecured private bonds(*6)		2029	4.73	55,188	—
Unsecured private bonds(*6)		2029	4.72	55,177	—
Unsecured private bonds	Refinancing fund	2019	2.53	160,000	—
Unsecured private bonds		2021	2.66	150,000	—
Unsecured private bonds		2024	2.82	190,000	—
Unsecured private bonds(*1)	Operating fund	2014	4.86	—	20,000
Unsecured private bonds(*1)		2015	4.62	10,000	10,000
Unsecured private bonds(*2)		2014	4.53	—	290,000
Unsecured private bonds(*2)		2014	4.40	—	100,000
Unsecured private bonds(*2)		2015	4.09	110,000	110,000
Unsecured private bonds(*2)		2015	4.14	110,000	110,000
Unsecured private bonds(*2)		2017	4.28	100,000	100,000
Unsecured private bonds(*2)		2015	3.14	130,000	130,000
Unsecured private bonds(*2)		2017	3.27	120,000	120,000
Unsecured private bonds(*2)		2016	3.05	80,000	—
Unsecured private bonds(*2)		2019	3.49	210,000	—
Unsecured private bonds(*2)		2019	2.76	130,000	—
Unsecured private bonds(*3)		2015	3.12	10,000	—
Unsecured private bonds(*3)		2016	3.24	10,000	—
Unsecured private bonds(*3)		2017	3.48	20,000	—
Foreign global bonds		2027	6.63	439,680	422,120
				(USD 400,000)	(USD 400,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75	—	96,147
		2014	3M Libor + 1.60	—	(USD 91,109)
Floating rate notes	Operating fund	2014	3M Libor + 1.60	—	263,825
				—	(USD 250,000)
Floating rate notes		2014	SOR rate + 1.20	—	54,129
				—	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75	333,429	356,601
				(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13	769,440	738,710
				(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75	269,727	281,988
				(AUD 300,000)	(AUD 300,000)

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 30, 2014		December 31, 2013
Floating rate notes(*4)	Operating fund	2020	3M Libor + 0.88		329,760		316,590
				(USD	300,000)	(USD	300,000)
Foreign global bonds(*2)		2018	2.88		329,760		316,590
				(USD	300,000)	(USD	300,000)

Sub-total					6,252,161		5,966,700
Less discounts on bonds					(33,531)		(40,228)

					6,218,630		5,926,472
Less current portion of bonds					(569,472)		(1,020,893)

				￦	5,649,158		4,905,579

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of December 31, 2014, 3M Libor rate is 0.23%.
(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and redeemed by cash during the year ended December 31, 2014.

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows, Continued:

(*6)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,365 million as of December 31, 2014.

19.	Long-term Payables - Other

(1)	Long-term payables – other as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Payables related to acquisition of W-CDMA licenses	￦	657,001	828,721
Other(*)		27,566	9,864

	￦	684,567	838,585

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of December 31, 2014 and 2013, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	December 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables – other					(53,633)	(72,170)

					846,390	1,035,521
Current portion of long-term payables – other					(189,389)	(206,800)

Carrying amount at December 31				￦	657,001	828,721

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

19.	Long-term Payables – Other, continued

(3)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2014 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

20.	Provisions

(1)	Changes in provisions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	For the year ended December 31, 2014							As of December 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	53,923	41,802	(68,926)	—	—	26,799	14,844	11,955
Provision for restoration (*2)		40,507	20,098	(702)	(34)	(142)	59,727	35,865	23,862
Other provisions		451	155	(225)	—	181	562	366	196

	￦	94,881	62,055	(69,853)	(34)	39	87,088	51,075	36,013

20.	Provisions, Continued

(1)	Changes in provisions for the years ended December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)
	For the year ended December 31, 2013							As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	￦	353,383	9,416	(308,876)	—	—	53,923	53,334	589
Provision for restoration		39,895	5,679	(712)	(4,211)	(144)	40,507	13,441	27,066
Other provisions		590	—	(85)	(17)	(37)	451	—	451

	￦	393,868	15,095	(309,673)	(4,228)	(181)	94,881	66,775	28,106

(*1)	The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Group is expected to pay in future periods.
(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipment and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

21.	Leases

(1)	Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	3,804	19,351
Long-term finance lease liabilities		26	3,867

	￦	3,830	23,218

The Group’s related interest and principal as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	3,909	3,804	20,039	19,351
1~5 years		26	26	3,974	3,867

Sub-total		3,935	3,830	24,013	23,218

Current portion of long-term finance lease liabilities			(3,804)		(19,351)

Long-term finance lease liabilities	￦		26		3,867

(2)	Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2014 and 2013 (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2014			2013
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	29,233	3,496	32,842	2,422
1~5 years		76,306	1,390	72,236	1,074
More than 5 years		49,582	1,043	65,013	1,026

	￦	155,121	5,929	170,091	4,522

(3)	Sale and Leaseback Transaction

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized in profit or loss. The Group recognized ￦14,075 million and ￦13,703 million of lease payments in relation to this lease agreement and ￦2,469 million and ￦269 million of lease revenues in relation to the sublease agreement for the years ended December 31, 2014 and 2013, respectively. Expected future lease payments and lease revenues are included in Note 21-(2).

22.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	437,844	312,494
Fair value of plan assets		(346,257)	(238,293)

	￦	91,587	74,201

(2)	Principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	2.23% ~ 3.70%	3.06% ~ 4.34%
Expected rate of salary increase	2.51% ~ 7.39%	3.05% ~ 6.27%

Discount rate for defined benefit obligations is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	For the year ended December 31
	2014		2013
Beginning balance	￦	312,494	244,866
Current service cost		109,625	89,802
Interest cost		12,630	9,370
Remeasurement
- Demographic assumption		2,859	(394)
- Financial assumption		28,287	(12,371)
- Adjustment based on experience		9,932	6,475
Benefit paid		(46,531)	(42,948)
Others(*)		8,548	17,694

Ending balance	￦	437,844	312,494

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦2,939 million, liabilities of ￦4,433 million succeeded due to transfer of employees from associates, and transfer to construction in progress, etc. Others for the year ended December 31, 2013 include the effect of changes in the consolidation scope of ￦(4,141) million, liabilities of ￦14,703 million succeeded due to business combination and transfer to construction in progress, etc.

22.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Beginning balance	￦	238,293	158,345
Interest income		9,538	6,332
Actuarial gain		50	122
Contributions by employer directly to plan assets		117,558	85,683
Benefits paid		(20,711)	(23,827)
Others(*)		1,529	11,638

Ending balance	￦	346,257	238,293

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦1,221 million. Others for the year ended December 31, 2013 include the effect of changes in the consolidation scope of ￦(3,074) million and assets of ￦14,334 million succeeded due to business combination.

The Group expects to make a contribution of ￦82,062 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current service cost	￦	109,625	89,802
Net interest cost		3,092	3,038

	￦	112,717	92,840

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity instruments	￦	1,746	713
Debt instruments		70,778	48,901
Short-term financial instruments, etc.		273,733	188,679

	￦	346,257	238,293

Actual return on plan assets for the years ended December 31, 2014 and 2013 amounted to ￦9,588 million and ￦6,472 million, respectively.

22.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2014, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(17,290)	17,988
Expected salary increase rate (if changed by 0.5%)		18,064	(17,431)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2014 and 2013 are 9.10 years and 9.12 years, respectively.

23.	Derivative Instruments

(1) Currency swap contracts under cash flow hedge accounting as of December 31, 2014 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

23.	Derivative Instruments, Continued

(2)	As of December 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)		Total
Non-current assets:
Structured bond (face value of KRW 100,000)	￦	—	—	—	—	8,713		8,713
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(40,360)	(12,886)	(17,545)	129,806	—		59,015
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		8,895	—	(6,588)	—	—		2,307

Total assets							￦	70,035

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(8,725)	(2,786)	(29,993)	—	—		(41,504)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(22,903)	(7,312)	6,058	—	—		(24,157)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,588	826	(65,496)	—	—		(62,082)
Fixed-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(4,369)	(1,395)	4,668	—	—		(1,096)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,338)		(4,439)	(1,417)	3,806	—	—		(2,050)

Total liabilities							￦	(130,889)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

24.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)
	December 31, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,886
Treasury stock (Note 25)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bonds (Note 26)		398,518	398,518
Others(*2)		(878,637)	(839,126)

	￦	277,998	317,508

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for years ended December 31, 2014 and 2013. Changes in number of shares outstanding for the years ended December 31, 2014 and 2013 are follows:

(In shares)	2014			2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(1,241,337)	1,241,337

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity (See Note 12).

25.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2014 and 2013 are as follows:

(In millions of won, shares)
	December 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

26.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2014 is as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate(%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	￦	400,000
Issuance costs								(1,482)

							￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,533	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,525
Unappropriated		2,122,300	1,276,970

	￦	14,188,591	13,102,495

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Unrealized fair value of available-for-sale financial assets	￦	7235,385	208,529
Other comprehensive loss of investments in associates		(163,808)	(172,117)
Unrealized fair value of derivatives		(77,531)	(35,429)
Foreign currency translation differences for foreign operations		1,465	(13,253)

	￦	(4,489)	(12,270)

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Unrealized fair value of available-for- sale financial assets		Other comprehensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2014	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		30,945	8,381	(54,290)	14,718	(246)
Tax effect		(4,089)	(72)	12,188	—	8,027

Balance at December 31, 2014	￦	235,385	(163,808)	(77,531)	1,465	(4,489)

(In millions of won)	2013
	Unrealized fair value of available-for- sale financial assets		Other comprehensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		2,747	1,254	14,488	(2,250)	16,239
Tax effect		(1,281)	1,673	(3,265)	—	(2,873)

Balance at December 31, 2013	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	275,663	(67,134)	208,529
Amount recognized as other comprehensive loss during the year		40,785	(6,470)	34,315
Amount reclassified to profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	306,608	(71,223)	235,385

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,917	(65,854)	207,063
Amount recognized as other comprehensive income during the year		3,879	(1,529)	2,350
Amount reclassified to profit or loss		(1,133)	249	(884)

Balance at December 31, 2013	￦	275,663	(67,134)	208,529

28.	Reserves, Continued

(4)	Details of changes in unrealized fair value of derivatives for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(48,211)	12,782	(35,429)
Amount recognized as other comprehensive loss during the year		(46,535)	10,311	(36,224)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(102,501)	24,970	(77,531)

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(62,698)	16,046	(46,652)
Amount recognized as other comprehensive income during the year		11,833	(3,001)	8,832
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(48,211)	12,782	(35,429)

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Other Operating Expenses:
Communication expenses	￦	58,622	62,193
Utilities		247,919	227,593
Taxes and dues		33,500	29,873
Repair		260,533	252,344
Research and development		390,943	352,385
Training		42,781	40,446
Bad debt for accounts receivables - trade		45,754	53,344
Reversal of allowance for doubtful accounts		—	(359)
Travel		28,912	31,762
Supplies and other		209,933	189,042

	￦	1,318,897	1,238,623

.

30.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Other Non-operating Income:
Fees	￦	8,199	7,303
Gain on disposal of property and equipment and intangible assets		8,792	7,991
Others(*1)		39,288	59,173

	￦	56,279	74,467

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	￦	47,489	13,770
Loss on disposal of property and equipment and intangible assets		32,950	267,468
Donations		67,823	82,057
Bad debt for accounts receivable – other		17,943	22,155
Others(*2)		107,353	121,723

	￦	273,558	507,173

(*1)	Others for the year ended December 31, 2014 primarily consists of VAT refund.
(*2)	Others for the year ended December 31, 2014 and 2013 primarily consists of penalties.

31.	Finance Income and Costs

(1) Details of finance income and costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Finance Income:
Interest income	￦	60,006	65,560
Dividends		13,048	10,197
Gain on foreign currency transactions		16,301	11,041
Gain on foreign currency translations		6,277	4,401
Gain on disposal of long-term investment securities		13,994	9,300
Gain on valuation of derivative		8,713	—
Gain on settlement of derivatives		7,998	7,716
Gain relating to financial asset at fair value through profit or loss		—	5,177

	￦	126,337	113,392

31.	Finance Income and Costs, Continued

(In millions of won)
	2014		2013
Finance Costs:
Interest expense	￦	323,910	331,834
Loss on foreign currency transactions		18,053	16,430
Loss on foreign currency translations		5,079	2,634
Loss on disposal of long-term investment securities		2,694	31,909
Loss on valuation of derivatives		10	2,106
Loss on settlement of derivatives		672	—
Loss relating to financial asset at fair value through profit or loss		1,352	—
Loss relating to financial liability at fair value through profit or loss(*)		10,370	134,232
Other finance costs		24,533	52,058

	￦	386,673	571,203

(*)	Loss relating to financial liability at fair value through profit or loss for the year ended December 31, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

(2)	Details of interest income included in finance income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest income on cash equivalents and deposits	￦	33,417	41,907
Interest income on installment receivables and others		26,589	23,653

	￦	60,006	65,560

(3)	Details of interest expense included in finance costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest expense on bank overdrafts and borrowings	￦	26,360	28,600
Interest expense on debentures		247,972	258,962
Interest on finance lease liabilities		504	1,333
Others		49,074	42,939

	￦	323,910	331,834

31.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2014 and 2013 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 7.

(i)	Finance income and costs

(In millions of won)	2014			2013
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	8,713	1,361	5,177	276
Available-for-sale financial assets		32,227	27,227	23,311	83,967
Loans and receivables		57,685	18,182	62,211	16,479
Derivative financial instruments designated as hedged item		7,998	672	7,716	1,830

Sub-total		106,623	47,442	98,415	102,552

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	10,370	—	134,232
Financial liabilities measured at amortized cost		19,714	328,861	14,977	334,419

Sub-total		19,714	339,231	14,977	468,651

Total	￦	126,337	386,673	113,392	571,203

(ii)	Other comprehensive income (loss)

(In millions of won)
	2014		2013
Financial Assets:
Available-for-sale financial assets	￦	26,855	2,009
Derivative financial instruments designated as hedged item		(20,301)	12,240

Sub-total		6,554	14,249

Financial Liabilities:
Derivative financial instruments designated as hedged item		(21,801)	(1,018)

Sub-total		(21,801)	(1,018)

Total	￦	(15,247)	13,231

31.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Available-for-sale financial assets	￦	24,533	52,058
Bad debt for accounts receivable - trade		45,754	53,344
Bad debt for accounts receivable - other		17,943	22,167

	￦	88,230	127,569

32.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2014 and 2013 consist of the following:

(In millions of won)
	2014		2013
Current tax expense
Current tax payable	￦	181,273	145,457
Adjustments recognized in the period for current tax of prior periods		(19,938)	(16,696)

		161,335	128,761

Deferred tax expense
Changes in net deferred tax assets		276,049	266,601
Tax directly charged to equity		16,929	(3,584)
Changes in scope of consolidation		—	8,919
Others (exchange rate differences, etc.		195	100

		293,173	272,036

Income tax for continuing operation	￦	454,508	400,797

32.	Income Tax Expense for Continuing Operations, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2014 and 2013 is attributable to the following:

(In millions of won)
	2014		2013
Income taxes at statutory income tax rates	￦	544,964	441,697
Non-taxable income		(32,277)	(35,632)
Non-deductible expenses		61,580	74,311
Tax credit and tax reduction		(33,581)	(37,893)
Changes in unrealizable deferred taxes		(43,820)	(13,285)
Others (income tax refund and tax rate differences, etc.)		(42,358)	(28,401)

Income tax for continuing operation	￦	454,508	400,797

Tax rates applied for the above taxable income for the years ended December 31, 2014 and 2013 are corporate income tax rates applied for taxable income in Republic of Korea, of which SK Telecom Co., Ltd., the Parent Company, is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Net change in fair value of available-for-sale financial assets	￦	(4,089)	(1,281)
Share of other comprehensive income of associates		(72)	1,673
Gain or loss on valuation of derivatives		12,188	(3,265)
Remeasurement of defined benefit liabilities		8,902	(466)
Loss on disposal of treasury stock		—	(245)

	￦	16,929	(3,584)

32.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	56,427	(2,700)	—	(149)	53,578
Accrued interest income		(2,831)	381	—	—	(2,450)
Available-for-sale financial assets		(589)	(146)	(4,089)	—	(4,824)
Investments in subsidiaries and associates		(44,844)	(165,663)	(72)	(464)	(211,043)
Property and equipment (depreciation)		(333,633)	(38,690)	—	(9)	(372,332)
Provisions		14,303	(6,699)	—	(17)	7,587
Retirement benefit obligation		16,089	2,390	8,902	(20)	27,361
Gain or loss on valuation of derivatives		12,779	2	12,188	—	24,969
Gain or loss on foreign currency translation		19,572	(248)	—	—	19,324
Tax free reserve for research and manpower development		(40,011)	32,849	—	—	(7,162)
Goodwill relevant to leased line		31,025	(26,592)	—	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	—	25,977
Others		44,738	(61,274)	—	854	(15,682)

		(173,563)	(293,825)	16,929	195	(450,264)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,060	652	—	—	31,712
Tax credit carryforwards		—	—	—	—	—

		31,060	652	—	—	31,712

	￦	(142,503)	(293,173)	16,929	195	(418,552)

32.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)	2013
	Beginning		Changes in scope of consolidation	Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,972	(2,323)	6,773	—	5	56,427
Accrued interest income		(1,782)	(756)	(293)	—	—	(2,831)
Available-for-sale financial assets		13,419	(45)	(12,682)	(1,281)	—	(589)
Investments in subsidiaries and associates		66,969	51	(113,541)	1,673	4	(44,844)
Property and equipment (depreciation)		(272,940)	4,940	(65,633)	—	—	(333,633)
Provisions		86,567	206	(72,470)	—	—	14,303
Retirement benefit obligation		16,849	151	(445)	(466)	—	16,089
Gain or loss on valuation of derivatives		15,894	—	150	(3,265)	—	12,779
Gain or loss on foreign currency translation		19,652	—	(80)	—	—	19,572
Tax free reserve for research and manpower development		(31,093)	—	(8,918)	—	—	(40,011)
Goodwill relevant to leased line		68,675	—	(37,650)	—	—	31,025
Unearned revenue (activation fees)		97,110	—	(43,698)	—	—	53,412
Others		(23,804)	(11,654)	80,350	(245)	91	44,738

		107,488	(9,430)	(268,137)	(3,584)	100	(173,563)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		16,609	18,350	(3,899)	—	—	31,060
Tax credit carryforwards		1	(1)	—	—	—	—

		16,610	18,349	(3,899)	—	—	31,060

	￦	124,098	8,919	(272,036)	(3,584)	100	(142,503)

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Allowance for doubtful accounts	￦	155,634	152,341
Investments in subsidiaries and associates		422,033	719,974
Other temporary differences		314,188	221,264
Unused tax loss carryforwards		729,570	669,890
Unused tax credit carryforwards		2,438	—

	￦	1,623,863	1,763,469

32	Income Tax Expense for Continuing Operations, Continued

(6)	The expirations of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2014 are as follows:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	1,087	270
1 ~ 2 years		4,894	1041
2 ~ 3 years		—	155
More than 3 years		723,589	972

	￦	729,570	2,438

33.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)
	2014		2013
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,801,178	1,463,097
Interest on hybrid bonds		(16,840)	(8,420)

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,784,338	1,454,677
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share from continuing operations (In won)	￦	25,154	20,708

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,801,178	1,638,964
Interest on hybrid bond		(16,840)	(8,420)

Profit attributable to owners of the Parent Company on common shares		1,784,338	1,630,544
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share (In won)	￦	25,154	23,211

33	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won)
	2014		2013
Profit attributable to owners of the Parent Company	￦	1,801,178	1,638,964
Profit from discontinued operation attributable to owners of the Parent Company		—	175,867

Profit attributable to owners of the Parent Company from continuing operation	￦	1,801,178	1,463,097

3)	The weighted average number of common shares outstanding for the years ended December 31, 2014 and 2013 are calculated as follows:

(In shares)
	2014	2013
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(9,809,375)	(10,498,119)

Weighted average number of common shares outstanding	70,936,336	70,247,592

(2)	Diluted earnings per share

For the year ended December 31, 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as effect would have been anti-dilutive (diluted shares of 688,744). Therefore, diluted earnings per share for the years ended December 31, 2014 and 2013 are the same as basic earnings per share.

(3)	Basic earnings per share from discontinued operation

(In millions of won, shares)
	2014		2013
Profit from discontinued operation attributable to owners of the Parent Company	￦	—	175,867
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share (In won)	￦	—	2,503

Diluted earnings per share from discontinued operation are the same as basic earnings per share from discontinued operation.

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2014	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (Year-end)	70,936,336	500	1680%		595,865

					￦	666,802

2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2014	￦	666,802	1,801,178	37.02%
2013	￦	666,373	1,638,964	40.66%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2014 and 2013 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2014	Cash dividend	9,400	268,000	3.51%
2013	Cash dividend	9,400	230,000	4.09%

35.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities(*1)		7,817	948,463	—	—	956,280
Accounts receivable – trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*2)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	￦	16,530	1,228,624	4,732,321	61,322	6,038,797

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable – trade		—	—	2,270,471	—	2,270,471
Loans and other receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets(*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,255	41,712	6,149,572

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

35.	Categories of Financial Instruments, Continued

(*2)	Details of loans and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Short-term loans	￦	74,512	79,395
Accounts receivable – other		690,527	643,603
Accrued income		10,134	11,941
Other current assets		3,866	2,548
Long-term loans		55,728	57,442
Long-term accounts receivable-other		3,596	—
Guarantee deposits		285,144	249,600

	￦	1,123,507	1,044,529

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable - other and others (*3)		—	3,241,615	—	3,241,615

	￦	110,365	10,162,937	130,889	10,404,191

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*2)		96,147	5,830,324	—	5,927,471
Accounts payable - other and others (*3)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,026	124,339	10,601,512

35.	Categories of Financial Instruments, Continued

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	The entire amount of debentures as of December 31, 2013 was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*3)	Details of accounts payable – other and other payables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Accounts payable – other	￦	1,381,850	1,864,024
Withholdings		1,760	1,549
Accrued expenses		952,418	988,193
Current portion of long-term payables - other		193,193	226,151
Long-term payables – other		684,567	838,585
Finance lease liabilities		26	3,867
Other non-current liabilities		27,801	27,425

	￦	3,241,615	3,949,794

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary foreign currency assets and liabilities as of December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	162,382	￦	178,323	1,877,566	￦	2,063,802
EUR	5,259		7,059	2,352		3,143
JPY	29,184		268	5,174		48
AUD	79		66	—		—
CHF	—		—	298,536		268,411
SGD	—		—	298,956		332,269
Others	161,777		11,656	43,656		1,227

		￦	197,372		￦	2,668,900

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 23)

As of December 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,913	(5,913)
EUR		356	(356)
JPY		22	(22)
Others		1,050	(1,050)

	￦	7,341	(7,341)

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2014, available-for-sale equity instruments measured at fair value amount to ￦846,614 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The interest rate risk arises from the Group’s floating-rate borrowings and bonds agreements. As of the year ended December 31, 2014, the floating-rate borrowings and bonds are ￦49,800 million and ￦329,760 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 23, for all floating-rate bonds to hedge the interest rate risk of floating-rate bonds. On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes as of the end of December 31, 2014, fluctuates as much as ￦498 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Cash and cash equivalents	￦	833,129	1,398,548
Financial instruments		313,699	319,616
Available-for-sale financial assets		15,498	35,174
Accounts receivable – trade		2,460,686	2,270,471
Loans and receivables		1,123,507	1,044,529
Derivative financial assets		70,035	41,712
Financial assets at fair value through profit or loss		7,817	20,532

	￦	4,824,371	5,130,582

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2014, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 31.

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group manages liquidity risks by maintaining credit lines in case of insufficient liquidity generated by operating activities.

Contractual maturities of financial liabilities as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	275,495	275,495	275,494	—	—
Borrowings(*1)		537,562	555,407	386,814	129,047	39,546
Debentures(*1)		6,218,630	7,516,339	770,663	4,082,384	2,663,292
Accounts payable - other and others(*2)		3,241,615	3,271,633	2,421,297	598,447	251,889

	￦	10,273,302	11,618,874	3,854,268	4,809,878	2,954,727

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	61,322	64,440	6,288	42,448	15,704
Liabilities		(130,889)	(137,344)	(15,145)	(121,463)	(736)

	￦	(69,567)	(72,904)	(8,857)	(79,015)	14,968

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended 31 December 2013.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Liabilities	￦	12,692,963	12,409,958
Equity		15,248,270	14,166,557

Debt-equity ratio		83.24%	87.60%

36.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	￦	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable – trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	￦	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	275,495	—	—	—	—
Borrowings		537,562	—	548,583	—	548,583
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable - other and others(*1)		3,241,615	—	—	—	—

	￦	10,162,937	—	7,063,415	—	7,063,415

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,324	—	5,946,586	—	5,946,586
Accounts payable - other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,026	—	6,345,833	—	6,345,833

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

The management uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Fair values of accounts receivable – trade, and accounts payable—trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2014 are as follows:

Interest rate
Derivative instruments	1.90% ~ 2.40%
Borrowings and debentures	2.55 ~ 2.68%

3) There have been no transfers from Level 2 to Level 1 in 2014 and changes of financial assets classified as Level 3 for the year ended December 31, 2014 are as follows:

	Balance at Jan. 1		Acquisition	Gain for the period	Other comprehensive loss	Disposal	Balance at Dec. 31
Financial assets at fair value through profit or loss	￦	10	5,000	2,817	—	(10)	7,817
Available-for-sale financial assets		154,788	34,611	—	(2,339)	(44,734)	142,326

36.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)
			Gross offset	Net financial instruments	Relevant amount not offset on the statements of financial position
	Gross financial instruments recognized		financial instruments recognized	presented on the statements of financial position	Financial instruments	Cash collaterals received	Net amount
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and other		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)
	Gross financial		Gross offset financial	Net financial instruments presented on the	Relevant amount not offset on the statements of financial position
	instruments recognized		instruments recognized	statements of financial position	Financial instruments	Cash collaterals received	Net amount
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable – others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with International Swap and Derivatives Association (ISDA). Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

37.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 others (See Note 1)
Joint venture	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 59 others
Affiliates	The Ultimate Controlling Entity’s investee under equity method, the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Salaries	￦	2,600	2,263
Provision for retirement benefits		907	1,012

	￦	3,507	3,275

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	￦	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd.(*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		￦	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd. (See Note 13.(1)).

37.	Transactions with Related Parties, Continued

(In millions of won)		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—	—
Associates	F&U Credit information Co., Ltd.		1,753	43,931	—	—	—
	HappyNarae Co., Ltd.		281	6,217	10,542	—	—
	SK hynix Inc.		3,178	1,160	—	—	—
	SK USA, Inc.		—	2,086	—	—	—
	SK Wyverns Baseball Club., Ltd.		363	—	—	—	204
	HanaSK Card Co., Ltd.(*2)		11,129	14,342	—	—	—
	Others		3,171	3,734	125	1,200	—

			19,875	71,470	10,667	1,200	204

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—	—
	SK Networks Co., Ltd.		51,996	1,463,341	6,241	—	—
	SK Networks Services Co., Ltd.		6,165	108,972	3,057	—	—
	SK Telesys Co., Ltd.		1,554	99,381	234,319	—	—
	SK Energy Co., Ltd.		20,831	2,422	—	—	—
	SK Gas Co., Ltd.		6,656	—	—	—	—
	Others		30,905	43,759	11,724	—	—

			127,712	2,113,798	945,645	—	—

Total		￦	149,499	2,411,291	956,312	1,200	204

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

37.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2014 and 2013 are as follows:

(In millions of won)		2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		￦	24,569	60,617	410,107

37.	Transactions with Related Parties, Continued

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	F&U Credit information Co., Ltd.		—	258	585
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	SK USA, Inc.		—	—	436
	Hana Card Co., Ltd.		—	3,723	468
	Others		—	10	947

			24,727	42,822	18,753

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK C&C Co., Ltd.		—	182	127,571
	SK Networks. Co., Ltd.		—	5,930	118,759
	SK Networks Services Co., Ltd.		—	3	5,048
	SK Telesys Co., Ltd.		—	412	70,467
	SK innovation co., ltd.		—	1,480	286
	SK Energy Co., Ltd.		—	5,457	7,438
	SK Gas Co., Ltd.		—	1,469	47
	Others		—	3,223	31,592

			—	19,144	453,266

Total		￦	24,727	62,300	472,019

(5)	As of December 31, 2014, there are no collateral and guarantee provided by the Group to related parties nor by related parties to the Group.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

(7)	There were additional investments in associates and joint ventures during the year ended December 31, 2014. (See Note 13)

(8)	For the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ￦6,000 million from Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

38.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦14,230 million as of December 31, 2014.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦2,071 million as collateral as of December 31, 2014.

In addition, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for facility funds borrowings in the amount of ￦2,071 million as of December 31, 2014.

(2)	Contingencies

As of December 31, 2014, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary of the Parent Company, amounts to ￦2,097 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees related to handsets purchased from the Apple Computer Korea Ltd.

39.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale.

(2)	Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the year ended December 31, 2013 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the Group’s continuing operations.

(In millions of won)
	2013
Results of discontinued operations:
Revenue	￦	167,033
Expense		(140,204)

Operating income generated by discontinued operations		26,829
Non-operating income		3,189
Gain on disposal relating to discontinued operations		214,352
Income tax expense		(61,125)

Gain from discontinued operations	￦	183,245

Attributable to :
Owners of the Parent Company		175,867
Non-controlling interests		7,378

39.	Discontinued Operation, Continued

(3)	Cash flows from discontinued operations

Cash flows from discontinued operations for the year ended December 31, 2013 are as follows:

(In millions of won)
	2013
Cash flow from discontinued operations:
Net cash provided by operating activities	￦	40,884
Net cash provided by investing activities		179,490
Net cash used in financing activities		(4,780)

	￦	215,594

40.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest income	￦	(60,006)	(67,359)
Dividend		(13,048)	(10,197)
Gain on foreign currency translation		(6,277)	(4,401)
Gain on disposal of long-term investment securities		(13,994)	(9,300)
Gain on valuation of derivatives		(8,713)	—
Gain on settlement of derivatives		(7,998)	(7,716)
Gain related to investments in subsidiaries and associates, net		(906,338)	(921,861)
Gain on disposal of property and equipment and intangible assets		(8,792)	(7,991)
Reversal of allowance for doubtful accounts		—	(359)
Gain relating to financial asset at fair value through profit or loss		—	(5,177)
Other income		(608)	(3,951)
Interest expenses		323,910	331,834
Loss on foreign currency translation		5,079	2,634
Loss on disposal of long-term investment securities		2,694	31,909
Impairment loss on long-term investment securities		24,533	52,058
Loss on valuation of derivatives		10	2,106
Loss on settlement of derivatives		672	—
Income tax expense		454,508	461,922
Expense related to defined benefit plan		112,717	92,840
Depreciation and amortization		2,891,870	2,829,784
Bad debt expenses		45,754	57,163
Loss on disposal of property and equipment and intangible assets		32,950	267,702
Impairment loss on property and equipment and intangible assets		47,489	14,399
Loss relating to financial assets at fair value through profit or loss		1,352	—
Loss relating to financial liabilities at fair value through profit or loss		10,370	134,232
Bad debt for accounts receivable - other		17,943	22,167
Impairment loss on other investment securities		22,749	6,136
Other expenses		10,169	6,802

	￦	2,978,995	3,275,376

40.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Accounts receivable - trade	￦	(168,839)	(267,754)
Accounts receivable - other		(52,137)	(41,243)
Accrued income		14	(502)
Advance payments		(62,873)	(26,064)
Prepaid expenses		(36,808)	(1,583)
V.A.T. refund receivable		7,200	(5,442)
Inventories		(171)	(39,610)
Long-term accounts receivables - other		80	—
Guarantee deposits		(12,699)	59,431
Accounts payable - trade		(37,790)	(4,708)
Accounts payable - other		(296,875)	(131,142)
Advanced receipts		20,701	(2,916)
Withholdings		306,515	22,025
Deposits received		(4,395)	(1,745)
Accrued expenses		(79,831)	98,081
V.A.T. payable		2,711	(3,901)
Unearned revenue		(140,295)	(188,589)
Provisions		(38,469)	(226,644)
Long-term provisions		29,532	(72,398)
Plan assets		(96,847)	(61,856)
Retirement benefit payment		(46,531)	(42,948)
Others		474	(30,362)

	￦	(707,333)	(969,870)

(3)	Significant non-cash transactions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,238,620	2,320,528
Transfer of other property and equipment and others to construction in progress		1,090,954	1,188,826
Increase(decrease) of accounts payable - other related to acquisition of property and equipment and intangible assets		(184,614)	350,735
Return of the existing 1.8GHz frequency use rights		—	614,600

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2014 and 2013, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2014 and 2013 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

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Other Matter

The accompanying separate statement of finance position of the company as of December 31, 2013, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2015

This report is effective as of February 23, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Current Assets:
Cash and cash equivalents	30,31	￦	248,311	448,459
Short-term financial instruments	5,30,31		143,000	166,000
Short-term investment securities	7,30,31		197,161	102,042
Accounts receivable - trade, net	6,30,31,32		1,559,281	1,513,138
Short-term loans, net	6,30,31,32		67,989	72,198
Accounts receivable - other, net	6,30,31,32		305,990	388,475
Prepaid expenses			86,070	82,837
Inventories, net			23,694	24,596
Non-current assets held for sale	8		—	3,667
Advanced payments and other	6,30,31		58,417	16,370

Total Current Assets			2,689,913	2,817,782

Non-Current Assets:
Long-term financial instruments	5,30,31		69	7,569
Long-term investment securities	7,30,31		608,797	729,703
Investments in subsidiaries and associates	9		8,181,769	8,010,121
Property and equipment, net	10,32		7,705,906	7,459,986
Goodwill	11		1,306,236	1,306,236
Intangible assets, net	12		1,928,169	2,239,167
Long-term loans, net	6,30,31,32		38,457	39,925
Long-term prepaid expenses			28,551	23,007
Guarantee deposits	5,6,30,31,32		156,807	152,057
Long-term derivative financial assets	17,30,31		67,728	41,712
Other non-current assets			60	154

Total Non-Current Assets			20,022,549	20,009,637

Total Assets		￦	22,712,462	22,827,419

See accompanying notes to the separate financial statements.

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(In millions of won)	Note	December 31, 2014		December 31, 2013

Liabilities and Equity
Current Liabilities:
Short-term borrowings	13,30,31	￦	200,000	260,000
Current installments of debentures and long-term borrowings, net	13,30,31		211,863	622,703
Current installments of long-term payables – other	14,30,31		189,389	206,800
Accounts payable – other	30,31,32		1,086,485	1,556,201
Withholdings	30,31		801,119	574,166
Accrued expenses	30,31		615,488	653,742
Income tax payable	27		91,315	104,564
Unearned revenue			92,783	178,569
Derivative financial liabilities	17,30,31		—	21,170
Provisions	15		50,456	66,559
Advanced receipts			39,148	43,599

Total Current Liabilities			3,378,046	4,288,073

Non-Current Liabilities:
Debentures, excluding current installments, net	13,30,31		4,655,137	4,014,777
Long-term borrowings, excluding current installments	13,30,31		80,147	85,125
Long-term payables - other	14,30,31		657,001	828,721
Long-term unearned revenue			19,544	50,894
Defined benefit liabilities	16		15,555	22,886
Long-term derivative financial liabilities	17,30,31		130,889	100,210
Long-term provisions	15		27,676	19,537
Deferred tax liabilities	27		144,876	44,601
Other non-current liabilities	30,31		61,370	57,187

Total Non-Current Liabilities			5,792,195	5,223,938

Total Liabilities			9,170,241	9,512,011

Equity
Share capital	1,18		44,639	44,639
Capital surplus and other capital adjustments	18,19,20		433,894	433,894
Retained earnings	21,22		12,996,790	12,665,699
Reserves	23		66,898	171,176

Total Equity			13,542,221	13,315,408

Total Liabilities and Equity		￦	22,712,462	22,827,419

See accompanying notes to the separate financial statements.

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(In millions of won except for per share data)	Note	2014		2013

Operating revenue:	4,32
Revenue		￦	13,012,644	12,860,379

Operating expense:	32
Labor cost			588,635	598,885
Commissions paid			5,591,245	5,333,869
Depreciation and amortization			2,095,702	2,006,896
Network interconnection			771,786	770,125
Leased line			370,549	412,217
Advertising			213,605	237,291
Rent			377,112	362,659
Cost of products that have been resold			457,049	399,810
Other operating expenses	24		809,801	768,943

			11,275,484	10,890,695

Operating income			1,737,160	1,969,684

Finance income	26		82,276	81,196
Finance costs	26		(293,338)	(422,764)
Other non-operating income	25		37,422	47,618
Other non-operating expenses	25		(184,177)	(417,252)
Loss relating to investments in subsidiaries and associates	9		(57,593)	(37,685)

Profit before income tax			1,321,750	1,220,797

Income tax expense	27		293,209	310,640

Profit for the year		￦	1,028,541	910,157

Earnings per share	28
Basic earnings per share (in won)		￦	14,262	12,837

Diluted earnings per share (in won)		￦	14,262	12,837

See accompanying notes to the separate financial statements.

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(In millions of won)	Note	2014		2013

Profit for the year		￦	1,028,541	910,157

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	16		(13,808)	5,927
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	23		(66,103)	4,795
Net change in unrealized fair value of derivatives	17,23		(38,175)	11,793

Other comprehensive income (loss) for the year			(118,086)	22,515

Total comprehensive income		￦	910,455	932,672

See accompanying notes to the separate financial statements.

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(In millions of won)
			Capital surplus (deficit) and other capital adjustments
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Retained earnings	Reserves	Total equity
Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Treasury stock		—	—	270,768	768	—	—	—	—	271,536
Total comprehensive income
Profit for the year		—	—	—	—	—	—	910,157	—	910,157
Other comprehensive income		—	—	—	—	—	—	5,927	16,588	22,515

		—	—	—	—	—	—	916,084	16,588	932,672

Balance, December 31, 2013	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Interest on hybrid bond		—	—	—	—	—	—	(16,840)	—	(16,840)
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,028,541	—	1,028,541
Other comprehensive loss		—	—	—	—	—	—	(13,808)	(104,278)	(118,086)

		—	—	—	—	—	—	1,014,733	(104,278)	910,455

Balance, December 31, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221

See accompanying notes to the separate financial statements.

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(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,028,541	910,157
Adjustments for income and expenses	34		2,886,389	3,120,427
Changes in assets and liabilities related to operating activities	34		(334,898)	(714,862)

Sub-total			3,580,032	3,315,722
Interest received			20,954	29,695
Dividends received			13,048	20,641
Interest paid			(224,119)	(246,632)
Income tax paid			(168,482)	(96,953)

Net cash provided by operating activities			3,221,433	3,022,473

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			30,500	13,300
Collection of short-term loans			197,925	279,815
Decrease in long-term financial instruments			2,522	—
Proceeds from disposal of long-term investment securities			54,218	29,762
Proceeds from disposal of investments in subsidiaries and associates			—	1,808
Proceeds from disposal of property and equipment			25,677	3,148
Proceeds from disposal of intangible assets			1,127	965
Proceeds from disposal of assets held for sale			3,667	190,393
Collection of long-term loans			3,660	11,727
Proceeds from disposal of other non-current assets			93	290

Sub-total			319,389	531,208
Cash outflows for investing activities:
Increase in short-term investment securities, net			(94,802)	(45,031)
Increase in short-term loans			(195,700)	(275,913)
Increase in long-term financial instruments			(2,522)	(7,500)
Acquisition of long-term investment securities			(28,801)	(9,313)
Acquisition of investments in subsidiaries and associates			(210,060)	(206,791)
Acquisition of property and equipment			(2,319,016)	(2,201,354)
Acquisition of intangible assets			(91,060)	(179,069)
Increase in long-term loans			(45)	—

Sub-total			(2,942,006)	(2,924,971)

Net cash used in investing activities			(2,622,617)	(2,393,763)

See accompanying notes to the separate financial statements.

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(In millions of won)	2014		2013

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings	￦	3,552	96,455
Issuance of hybrid bond		—	398,518
Issuance of debentures		797,364	1,014,859
Cash inflows from settlement of derivatives		119	20,026

Sub-total		801,035	1,529,858
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(60,000)	(70,000)
Repayment of long-term borrowings		(12,814)	(457,110)
Repayment of long-term account payables-other		(207,668)	(161,575)
Repayment of debentures		(629,940)	(621,976)
Payment of cash dividends		(666,802)	(655,946)
Payment of interest on hybrid bond		(16,840)	—
Cash outflows from settlement of derivatives		(5,882)	—

Sub-total		(1,599,946)	(1,966,607)

Net cash used in financing activities		(798,911)	(436,749)

Net increase (decrease) in cash and cash equivalents		(200,095)	191,961
Cash and cash equivalents at beginning of the year		448,459	256,577
Effects of exchange rate changes on cash and cash equivalents		(53)	(79)

Cash and cash equivalents at end of the year	￦	248,311	448,459

See accompanying notes to the separate financial statements.

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1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 5, 2015, which will be submitted for approval at the shareholders’ meeting to be held on March 20, 2015.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

10

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

11

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	revenue (See Note 4.(21))

•	classification of lease (See Note 4.(13))

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit obligations and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

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When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 31.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 4 to all periods presented in these financial statements.

The Company has adopted the following amendments to standards with a date of initial application of January 1, 2014.

(1)	Offsetting financial assets and financial liabilities

The Company has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the Company’s financial statements.

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4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in Note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

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4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

17

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

18

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

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4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

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4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

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4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

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4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

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4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

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Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

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4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

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4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligations, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

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When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

29

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(18)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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(19)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

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4.	Significant Accounting Policies, Continued

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i) Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

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4.	Significant Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

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4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2014, and the Company has not early adopted them.

As of December 31, 2014, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. This amendment is effective for annual periods beginning on or after July 1, 2014, with early adoption permitted.

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2) K-IFRS 1027 ‘Separate Financial Statements’

Amendments to K-IFRS 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and equity method options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

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5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2014 and 2013 are summarized as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Short-term financial instruments Charitable fund(*)	￦	85,500	76,000
Long-term financial instruments Charitable fund(*)		—	7,500
Other		69	69
Guarantee deposits		280	40

	￦	85,849	83,609

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2014, the funds cannot be withdrawn.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,665,941	(106,660)	1,559,281
Short-term loans		68,676	(687)	67,989
Accounts receivable - other		366,821	(60,831)	305,990
Accrued income		6,354	—	6,354

		2,107,792	(168,178)	1,939,614
Non-current assets:
Long-term loans		60,130	(21,673)	38,457
Guarantee deposits		156,807	—	156,807

		216,937	(21,673)	195,264

	￦	2,324,729	(189,851)	2,134,878

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(In millions of won)	December 31, 2013
	Gross Amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,614,466	(101,328)	1,513,138
Short-term loans		72,928	(730)	72,198
Accounts receivable - other		439,209	(50,734)	388,475
Accrued income		5,682	—	5,682

		2,132,285	(152,792)	1,979,493
Non-current assets:
Long-term loans		61,613	(21,688)	39,925
Guarantee deposits		152,057	—	152,057

		213,670	(21,688)	191,982

	￦	2,345,955	(174,480)	2,171,475

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6.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the years ended December 31, 2014 and 2013 were as follows:

(In millions of won)
	2014		2013
Balance at January 1	￦	174,480	153,337
Increase of bad debt allowances		43,186	52,835
Write-offs		(49,926)	(51,063)
Collection of receivables previously written-off		22,111	19,371

Balance at December 31	￦	189,851	174,480

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,182,627	553,014	1,169,946	622,679
Overdue but not impaired		47,663	—	32,705	—
Impaired		435,651	105,774	411,815	108,810

		1,665,941	658,788	1,614,466	731,489
Allowances for doubtful accounts		(106,660)	(83,191)	(101,328)	(73,152)

	￦	1,559,281	575,597	1,513,138	658,337

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Less than 1 month	￦	12,045	9,549
1 ~ 3 months		15,222	6,975
3 ~ 6 months		8,591	2,565
More than 6 months		11,805	13,616

	￦	47,663	32,705

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7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	197,003	101,414
Current portion of long-term investment securities		158	628

	￦	197,161	102,042

(*)	The interest distributions arising from beneficiary certificates as of December 31, 2014, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	490,741	574,321
Unlisted equity securities(*1)		28,696	22,870
Equity investments(*2)		73,054	111,792

		592,491	708,983
Debt securities:
Public bonds(*3)		158	356
Investment bonds(*4)		16,306	20,992

		16,464	21,348

Total		608,955	730,331
Less current portion of long-term investment securities		(158)	(628)

Long-term investment securities	￦	608,797	729,703

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 30, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*4)	During the year ended December 31, 2014, the Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were the Parent Company is able to exercise significant influence on NanoEnTek, Inc. classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs. In addition, during the year ended December 31, 2014, the Company classified the convertible bonds of IRIVER LIMITED, amounting to ￦7,817 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

40

8.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Investments in associates:
TR Entertainment(*1)	￦	—	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	—	3,667

(*1)	A disposal contract for the Company’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized. During the year ended December 31, 2014, the Company disposed of its investments in TR Entertainment.
(*2)	During the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. was made and the Company recognized the difference between the changes and the existing contractual amount as impairment loss. During the year ended December 31, 2014, the Company disposed of its investments in SK Fans Co., Ltd.

9.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Investments in subsidiaries	￦	3,614,750	3,453,988
Investments in associates		4,567,019	4,556,133

	￦	8,181,769	8,010,121

41

9.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014				December 31, 2013
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation(*1)	66,000,000	100.0		313,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	72,927,317	100.0		1,538,020	1,538,020
Neosnetworks Co., Ltd.(*2)	31,310	66.7		23,968	—
IRIVER LIMITED(*3)	15,202,039	49.0		54,503	—
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.(*4)	122	100.0		83,871	76,764
YTK Investment Ltd.(*5)	—	100.0		27,945	69,464
Atlas Investment(*4)	—	100.0		77,050	60,347
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

			￦	3,614,750	3,453,988

(*1)	The Company participated in increasing paid-in capital and additionally obtained 20,000,000 shares.
(*2)	During the year ended December 31, 2014, the Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Company for those shares if certain conditions are met.
(*3)	The Company newly acquired 10,241,722 shares of IRIVER LIMITED and additionally acquired 4,960,317 shares by participating in the capital increase during the year ended December 31, 2014.
(*4)	The carrying amount increased due to additional investment during the year ended December 31, 2014.
(*5)	For the year ended December 31, 2014, carrying amount in excess of the fair value less cost to sell of ￦41,519 million was recognized as impairment loss.

42

9.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Number of shares	Ownership percentage (%)	Carrying amount	Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5	12,250	12,250
Korea IT Fund(*2)	190	63.3	220,957	220,957
Wave City Development Co., Ltd.(*1)	382,000	19.1	1,532	1,532
KEB HanaCard Co., Ltd.(*3)	67,627,587	25.4	430,044	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0	8,340	8,340
NanoEnTek, Inc.(*4)	5,870,290	26.0	37,959	11,000
SK Industrial Development China Co., Ltd.	77,762,360	21.0	83,691	83,691
Packet One Network(*1,5)	2,265,944	13.6	60,706	60,706
SK Technology Innovation Company(*6)	14,700	49.0	45,864	85,873
SK hynix Inc.	146,100,000	20.1	3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1	14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1	14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0	145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others(*6)	—	—	68,737	74,845

			4,567,019	4,556,133

(*1)	Classified as investments in associates because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*2)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*3)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Company’s associate, and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.
(*4)	The number of shares increased by 2,812,374 and 1,250,786, respectively, due to a conversion of convertible bond and the additional investment during the year ended December 31, 2014.

43

(*5)	The ownership percentage decreased due to unequal increase in paid-in capital during the year ended December 31, 2014.
(*6)	During the year ended December 31, 2014, the difference between the recoverable amount and carrying amount of shares of SK Technology Innovation Company and Gemini, amounting to ￦46,116 million, was recognized as impairment loss.

44

9.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)
	December 31, 2014				December 31, 2013
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED		6,370	15,202,039	96,837	—	—	—
SK Broadband Co., Ltd.	￦	4,380	149,638,354	655,416	4,375	149,638,354	654,668

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	448,255	—	448,255
Buildings		1,033,307	(464,433)	568,874
Structures		735,507	(384,592)	350,915
Machinery		20,502,955	(15,225,026)	5,277,929
Other		1,213,336	(782,858)	430,478
Construction in progress		629,455	—	629,455

	￦	24,562,815	(16,856,909)	7,705,906

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	416,991	—	416,991
Buildings		1,015,619	(430,244)	585,375
Structures		714,814	(351,721)	363,093
Machinery		18,807,106	(13,862,018)	4,945,088
Other		1,223,845	(751,013)	472,832
Construction in progress		676,607	—	676,607

	￦	22,854,982	(15,394,996)	7,459,986

45

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	416,991	7,502	(12)	23,774	—	448,255
Buildings		585,375	1,722	(135)	16,311	(34,399)	568,874
Structures		363,093	8,908	(39)	11,843	(32,890)	350,915
Machinery		4,945,088	208,645	(19,955)	1,724,311	(1,580,160)	5,277,929
Other		472,832	1,093,655	(4,074)	(1,025,891)	(106,044)	430,478
Construction in progress		676,607	776,239	(14,922)	(808,469)	—	629,455

	￦	7,459,986	2,096,671	(39,137)	(58,121)	(1,753,493)	7,705,906

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	6,865	(21)	14,179	—	416,991
Buildings		607,973	729	(139)	11,045	(34,233)	585,375
Structures		363,364	17,779	(18)	15,315	(33,347)	363,093
Machinery		4,532,811	205,190	(6,250)	1,735,502	(1,522,165)	4,945,088
Other		579,448	1,162,131	(3,491)	(1,157,528)	(107,728)	472,832
Construction in progress		639,526	841,444	(25,105)	(779,258)	—	676,607

	￦	7,119,090	2,234,138	(35,024)	(160,745)	(1,697,473)	7,459,986

46

11.	Goodwill

Goodwill as of December 31, 2014 and 2013 is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.8% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

12.	Intangible Assets

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		43,192	(29,176)	—	14,016
Industrial rights		37,770	(27,187)	—	10,583
Development costs		99,215	(99,215)	—	—
Facility usage rights		45,636	(29,793)	—	15,843
Memberships(*1)		81,955	—	(18,490)	63,465
Other(*2)		1,840,574	(1,400,356)	—	440,218

	￦	5,182,221	(3,235,562)	(18,490)	1,928,169

(In millions of won)
	2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	1,664,571
Land use rights		34,755	(25,003)	9,752
Industrial rights		32,860	(23,747)	9,113
Development costs		101,957	(101,957)	—
Facility usage rights		43,461	(27,306)	16,155
Memberships(*1)		82,815	—	82,815
Other(*2)		1,702,751	(1,245,990)	456,761

	￦	5,032,478	(2,793,311)	2,239,167

47

12.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated to a university and the Company is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment loss	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	1,384,044
Land use rights		9,752	8,737	—	—	(4,473)	—	14,016
Industrial rights		9,113	4,959	(2)	—	(3,487)	—	10,583
Facility usage rights		16,155	1,890	(30)	382	(2,554)	—	15,843
Memberships(*)		82,815	—	(860)	—	—	(18,490)	63,465
Other		456,761	75,474	(592)	72,760	(164,185)	—	440,218

	￦	2,239,167	91,060	(1,484)	73,142	(455,226)	(18,490)	1,928,169

(*)	The Company recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦18,490 million as impairment loss for the year ended December 31, 2014.

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	1,664,571
Land use rights		9,815	4,275	(51)	—	(4,287)	9,752
Industrial rights		9,769	1,910	(74)	—	(2,492)	9,113
Development costs		665	—	—	—	(665)	—
Facility usage rights		16,786	1,930	(75)	9	(2,495)	16,155
Memberships		81,518	2,131	(834)	—	—	82,815
Other		375,451	53,599	(184)	174,086	(146,191)	456,761

	￦	2,187,872	1,110,678	(815,431)	174,095	(418,047)	2,239,167

(*)	The Company newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Company recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

50

12.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Research and development costs expensed as incurred	￦	240,562	231,767

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2014 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	198,542	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		32,622	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		263,536	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		879,340	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,004	WiBro service	Mar. 2012	Mar. 2019

	￦	1,384,044

49

13.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Kookmin Bank	3.48	Jan. 3, 2014	￦	—	60,000
Korea Development Bank	2.48	Apr. 30, 2015		100,000	—
CP	3.09	Jan. 3, 2014		—	100,000
	3.09	Jan. 6, 2014		—	100,000
	2.37	Jan. 15, 2015		100,000	—

			￦	200,000	260,000

(2)	Long-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	￦	94,903	99,975
				(USD 86,338)	(USD 94,736)

				94,903	99,975
Less present value discount on long-term borrowings				(2,623)	(3,287)

				92,280	96,688
Less current portion of long-term borrowings				(12,133)	(11,563)

			￦	80,147	85,125

(*)	For the years ended December 31, 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

50

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		—	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	—
Unsecured private bonds		2024	3.64		150,000	—
Unsecured private bonds(*3)		2029	4.73		55,188	—
Unsecured private bonds(*3)		2029	4.72		55,177	—
Unsecured private bonds		2019	2.53		160,000	—
Unsecured private bonds	Refinancing fund	2021	2.66		150,000	—
Unsecured private bonds		2024	2.82		190,000	—
Foreign global bonds	Operating fund	2027	6.63		439,680	422,120
					(USD 400,000)	(USD 400,000)
Exchangeable bonds (*2)	Refinancing fund	2014	1.75		—	96,147
						(USD 91,109)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60		—	263,825
						(USD 250,000)
Floating rate notes		2014	SOR rate + 1.20		—	54,129
						(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		333,429	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		769,440	738,710
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		269,727	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		329,760	316,590
					(USD 300,000)	(USD 300,000)

					4,882,401	4,660,110
Less discounts on bonds					(27,534)	(34,193)

					4,854,867	4,625,917
Less current portion of bonds					(199,730)	(611,140)

				￦	4,655,137	4,014,777

(*1)	As of December 31, 2014, 3M Libor rate is 0.23%.

51

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows, Continued:

(*2)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and redeemed by cash during the year ended December 31, 2014.

(*3)	The Company settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,365 million as of December 31, 2014.

54

14.	Long-term Payables - Other

(1)	As of December 31, 2014 and 2013, long-term payables - other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (See Note 12):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables – other					(53,633)	(72,170)

					846,390	1,035,521
Less current portion of long-term payables – other					(190,134)	(207,668)
Current portion of present value discount on long-term payables – other					745	868

Carrying amount at December 31				￦	657,001	828,721

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2014 is as follows:

(In millions of won)	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

53

15.	Provisions

Change in provisions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	For the year ended December 31, 2014					As of December 31, 2014
	Beginning balance		Increase	Utilization	Ending balance	Current	Non- current
Provision for handset Subsidy(*1)	￦	53,923	41,802	(68,926)	26,799	14,844	11,955
Provision for restoration(*2)		32,173	19,699	(539)	51,333	35,612	15,721

	￦	86,096	61,501	(69,465)	78,132	50,456	27,676

(In millions of won)	For the year ended December 31, 2013						As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	53,923	53,334	589
Provision for restoration(*2)		32,791	3,761	(406)	(3,973)	32,173	13,225	18,948

	￦	386,174	13,177	(309,282)	(3,973)	86,096	66,559	19,537

(*1)	The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.
(*2)	In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Company records these restoration costs as property and equipment and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

54

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

55

16.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	195,130	154,460
Fair value of plan assets		(179,575)	(131,574)

	￦	15,555	22,886

(2)	Principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	2.91%	3.96%
Expected rate of salary increase	3.80%	4.32%

Discount rate for defined benefit obligations is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	For the year ended December 31
	2014		2013
Beginning balance	￦	154,460	133,098
Current service cost		33,457	33,920
Interest cost		6,415	4,977
Remeasurement
- Demographic assumption		—	(981)
- Financial assumption		8,231	(9,099)
- Adjustment based on experience		11,500	3,837
Benefit paid		(21,887)	(15,566)
Others(*)		2,954	4,274

Ending balance	￦	195,130	154,460

(*)	Others for the years ended December 31, 2014 and 2013 include transfer to construction in progress and liabilities succeeded in relation to transfer of executives from affiliates.

56

16.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Beginning balance	￦	131,574	98,147
Interest income		5,302	3,535
Actuarial gain		1,514	1,578
Contributions to the plan		48,500	34,000
Benefit paid		(7,315)	(5,748)
Others		—	62

Ending balance	￦	179,575	131,574

The Company expects to make a contribution of ￦41,725 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying statements of income) and capitalized into construction-in-progress for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current service cost	￦	33,457	33,920
Net Interest cost		1,113	1,442

	￦	34,570	35,362

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity instruments	￦	951	405
Debt instruments		52,614	33,320
Short-term financial instruments, etc.		126,010	97,849

	￦	179,575	131,574

Actual return on plan assets for the years ended December 31, 2014 and 2013 amounted to ￦6,816 million and ￦5,113 million, respectively.

57

16.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2014, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(7,253)	7,786
Expected salary increase rate (if changed by 0.5%)		7,857	(7,383)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2014 and 2013 are 8.42 years and 8.49 years, respectively.

17.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2014 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

58

17.	Derivative Instruments, Continued

(2)	As of December 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 100,000)	￦	—	—	—	—	8,713		8,713
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(40,360)	(12,886)	(17,545)	129,806	—		59,015

Total assets							￦	67,728

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(8,725)	(2,786)	(29,993)	—	—		(41,504)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(22,903)	(7,312)	6,058	—	—		(24,157)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,588	826	(65,496)	—	—		(62,082)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(4,369)	(1,395)	4,668	—	—		(1,096)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,388)		(4,439)	(1,417)	3,806	—	—		(2,050)

Total liabilities							￦	(130,889)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

59

18.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)
	December 31, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 19)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (Note 20)		398,518	398,518
Others		(722,741)	(722,741)

	￦	433,894	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the year ended December 31, 2014 and 2013.

Changes in number of shares outstanding for the years ended December 31, 2014 and 2013 are as follows:

(In shares)	2014			2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(1,241,337)	1,241,337

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

60

19.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed. Treasury stock as of December 31, 2014 and 2013 are as follows:

(In millions of won, shares)
	December 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

20.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2014 is as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	￦	400,000
Issuance costs							(1,482)

						￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

61

21.	Retained Earnings

(1)	Retained earnings as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,534	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,292	11,825,525
Unappropriated		930,498	840,174

	￦	12,996,790	12,665,699

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

62

22.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2014 and 2013 are as follows:

Date of appropriation for 2014: March 20, 2015

Date of appropriation for 2013: March 21, 2014

(In millions of won)
	2014		2013
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,542	3,018
Remeasurement of defined benefit liabilities		(13,808)	5,927
Interim dividends - ￦1,000 per share, 200% on par value		(70,937)	(70,508)
Interest on hybrid bond		(16,840)	(8,420)
Profit		1,028,541	910,157

		930,498	840,174

Transfer from voluntary reserves:
Reserve for research and manpower development		64,233	64,233

Appropriation of retained earnings:
Reserve for research and manpower development		—	60,000
Reserve for business expansion		195,000	100,000
Reserve for technology development		200,000	145,000
Cash dividends – ￦8,400 per share, 1,680% on par value		595,865	595,865

		990,865	900,865

Unappropriated retained earnings to be carried over to subsequent year	￦	3,866	3,542

63

23.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Unrealized fair value of available-for-sale financial assets	￦	145,106	211,209
Unrealized fair value of derivatives		(78,208)	(40,033)

	￦	66,898	171,176

(2)	Changes in reserves for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Net change in unrealized fair value of available-for- sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2014		211,209	(40,033)	171,176
Changes		(87,207)	(50,363)	(137,570)
Tax effect		21,104	12,188	33,292

Balance at December 31, 2014	￦	145,106	(78,208)	66,898

(In millions of won)	2013
	Net change in unrealized fair value of available-for- sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013		206,414	(51,826)	154,588
Changes		6,326	15,058	21,384
Tax effect		(1,531)	(3,265)	(4,796)

Balance at December 31, 2013	￦	211,209	(40,033)	171,176

64

23.	Reserves, Continued

(3)	Details of change in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	278,640	(67,431)	211,209
Amount recognized as other comprehensive income during the year		(77,367)	18,723	(58,644)
Amount reclassified to profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	191,433	(46,327)	145,106

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,314	(65,900)	206,414
Amount recognized as other comprehensive income during the year		6,326	(1,531)	4,795

Balance at December 31, 2013	￦	278,640	(67,431)	211,209

(4)	Details of change in unrealized fair value of derivatives for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(52,814)	12,781	(40,033)
Amount recognized as other comprehensive income during the year		(42,608)	10,311	(32,297)
Amount reclassified to profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(103,177)	24,969	(78,208)

65

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(67,871)	16,045	(51,826)
Amount recognized as other comprehensive income during the year		12,404	(3,002)	9,402
Amount reclassified to profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(52,813)	12,780	(40,033)

66

24.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013

Other Operating Expenses:
Communication expenses	￦	42,055	49,789
Utilities		182,790	168,073
Taxes and dues		21,500	19,184
Repair		202,824	191,489
Research and development		240,562	231,767
Training		31,768	27,847
Bad debt for accounts receivables – trade		27,313	32,051
Other		60,989	48,743

	￦	809,801	768,943

25.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013

Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	3,676	1,869
Others(*1)		33,746	45,749

	￦	37,422	47,618

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	17,493	233,611
Impairment loss on property and equipment, and intangible assets		18,490	—
Donations		67,130	59,820
Bad debt for accounts receivable – other		15,873	20,784
Others(*2)		65,191	103,037

	￦	184,177	417,252

(*1)	Others for the year ended December 31, 2014 primarily consists of VAT refund.
(*2)	Others for the year ended December 31, 2014 and 2013 primarily consists of penalties.

67

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013

Finance Income:
Interest income	￦	25,015	32,265
Dividends		13,048	20,640
Gain on foreign currency transactions		13,505	9,260
Gain on foreign currency translations		1,373	699
Gain relating to financial assets at fair value through profit or loss		2,817	5,177
Gain on disposal of long-term investment securities		9,807	5,439
Gain on valuation of derivatives		8,713	—
Gain on settlement of derivatives		7,998	7,716

	￦	82,276	81,196

(In millions of won)
	2014		2013
Finance Costs:
Interest expense	￦	265,195	274,190
Loss on foreign currency transactions		15,526	13,607
Loss on foreign currency translations		167	662
Loss on disposal of long-term investment securities		57	73
Loss on settlement of derivatives		672	—
Loss relating to financial assets at fair value through profit or loss		1,352	—
Loss relating to financial liabilities at fair value through profit or loss(*)		10,369	134,232

	￦	293,338	422,764

(*)	Loss relating to financial liability at fair value through profit or loss for the year ended December 31, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

68

26.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest income on cash equivalents and deposits	￦	12,428	18,677
Interest income on installment receivables and others		12,587	13,588

	￦	25,015	32,265

(3)	Details of interest expense included in finance costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest expense on bank overdrafts and borrowings	￦	20,030	22,786
Interest expense on debentures		198,317	211,124
Others		46,848	40,280

	￦	265,195	274,190

69

26.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2014 and 2013 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 6.

(i)	Finance income and costs

(In millions of won)
	2014			2013
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial asset at fair value through profit or loss	￦	11,530	1,352	5,177	—
Available-for-sale financial assets		23,981	57	27,061	73
Loans and receivables		35,377	15,682	40,502	14,219
Derivative designated as hedging instrument		7,998	672	7,716	—

Sub-total		78,886	17,763	80,456	14,292

Financial Liabilities:
Financial liability at fair value through profit or loss		—	10,369	—	134,232
Financial liability measured as amortised cost		3,390	265,206	740	274,240

Sub-total		3,390	275,575	740	408,472

Total	￦	82,276	293,338	81,196	422,764

(ii)	Other comprehensive income (loss)

(In millions of won)
	2014		2013
Financial Assets:
Available-for-sale financial assets	￦	(66,103)	4,795
Derivative designated as hedging instrument		(16,374)	12,810

Sub-total		(82,477)	17,605

Financial Liabilities:
Derivative designated as hedging instrument		(21,801)	(1,017)

Sub-total		(21,801)	(1,017)

Total	￦	(104,278)	16,588

70

(5)	Details of impairment losses for financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Bad debt for accounts receivable - trade	￦	27,313	32,051
Bad debt for accounts receivable - other		15,873	20,784

	￦	43,186	52,835

71

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2014 and 2013 consist of the following:

(In millions of won)
	2014		2013
Current tax expense
Current tax payable	￦	169,456	173,915
Adjustments recognized in the period for current tax of prior periods		(14,223)	(24,665)

		155,233	149,250

Deferred tax expense
Changes in net deferred tax assets		100,275	168,324
Tax directly charged to equity		37,701	(6,934)

		137,976	161,390

Income tax for continuing operation	￦	293,209	310,640

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2014 and 2013 is attributable to the following:

(In millions of won)
	2014		2013

Income taxes at statutory income tax rate	￦	319,401	294,971
Non-taxable income		(33,653)	(34,067)
Non-deductible expenses		60,082	65,717
Tax credit and tax reduction		(33,581)	(36,290)
Changes in unrealizable deferred taxes		21,982	52,346
Others (income tax refund, etc.)		(41,022)	(32,037)

Income tax for continuing operation	￦	293,209	310,640

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Net change in fair value of available-for-sale financial assets	￦	21,104	(1,531)
Gain or loss on valuation of derivatives		12,188	(3,265)
Remeasurement of defined benefit liabilities		4,409	(1,893)
Loss on disposal of treasury stock		—	(245)

	￦	37,701	(6,934)

72

27.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	43,352	3,320	—	46,672
Accrued interest income		(1,375)	(163)	—	(1,538)
Available-for-sale financial assets		(9,725)	(336)	21,104	11,043
Investments in subsidiaries and associates		85,298	(16,246)	—	69,052
Property and equipment (depreciation)		(308,657)	(35,831)	—	(344,488)
Provisions		13,049	(6,564)	—	6,485
Retirement benefit obligation		7,906	(2,929)	4,409	9,386
Gain or loss on valuation of derivatives		12,781	—	12,188	24,969
Gain or loss on foreign currency translation		19,580	(253)	—	19,327
Tax free reserve for research and manpower development		(30,064)	30,064	—	—
Goodwill relevant to leased line		31,025	(26,592)	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	25,977
Others		38,817	(55,011)	—	(16,194)

	￦	(44,601)	(137,976)	37,701	(144,876)

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27.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows, Continued:

(In millions of won)	2013
	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	36,945	6,407	—	43,352
Accrued interest income		(1,004)	(371)	—	(1,375)
Available-for-sale financial assets		12,156	(20,350)	(1,531)	(9,725)
Investments in subsidiaries and associates		81,416	3,882	—	85,298
Property and equipment (depreciation)		(235,440)	(73,217)	—	(308,657)
Provisions		85,519	(72,470)	—	13,049
Retirement benefit obligation		9,573	226	(1,893)	7,906
Gain or loss on valuation of derivatives		16,046	—	(3,265)	12,781
Gain or loss on foreign currency translation		19,706	(126)	—	19,580
Tax free reserve for research and manpower development		(31,089)	1,025	—	(30,064)
Goodwill relevant to leased line		68,675	(37,650)	—	31,025
Unearned revenue (activation fees)		97,110	(43,698)	—	53,412
Others		(35,890)	74,952	(245)	38,817

	￦	123,723	(161,390)	(6,934)	(44,601)

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(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries and associates		717,455	626,620
Other temporary differences		51,150	51,150

	￦	846,010	755,175

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)
	2014		2013
Profit for the year	￦	1,028,541	910,157
Interest on hybrid bond		(16,840)	(8,420)

Profit for the year on common shares		1,011,701	901,737
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share (In won)	￦	14,262	12,837

2)	The weighted average number of common shares outstanding for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)
	2014		2013
Outstanding common shares at January 1, 2014	￦	80,745,711	80,745,711
Effect of treasury stock		(9,809,375)	(10,498,119)

Weighted average number of common shares outstanding at December 31, 2014	￦	70,936,336	70,247,592

(2)	Diluted earnings per share

For the year ended December 31, 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as effect of exchangeable bond would have been anti-dilutive (diluted shares of 688,744). Therefore, diluted earnings per share for the years ended December 31, 2014 and 2013 are the same as basic earnings per share.

75

29.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2014	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,802

2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2014	￦	666,802	1,028,541	64.83%
2013	￦	666,373	910,157	73.22%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2014 and 2013 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2014	Cash dividends	9,400	268,000	3.51%
2013	Cash dividends	9,400	230,000	4.09%

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30.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	248,311	—	248,311
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	197,161	—	—	197,161
Long-term investment securities(*1)		7,817	600,980	—	—	608,797
Accounts receivable - trade		—	—	1,559,281	—	1,559,281
Loans and other receivables(*2)		—	—	575,597	—	575,597
Derivative financial assets		8,713	—	—	59,015	67,728

	￦	16,530	798,141	2,526,258	59,015	3,399,944

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	448,459	—	448,459
Financial instruments		—	—	173,569	—	173,569
Short-term investment securities		—	102,042	—	—	102,042
Long-term investment securities(*1)		20,532	709,171	—	—	729,703
Accounts receivable - trade		—	—	1,513,138	—	1,513,138
Loans and other receivables(*2)		—	—	658,337	—	658,337
Derivative financial assets		—	—	—	41,712	41,712

	￦	20,532	811,213	2,793,503	41,712	3,666,960

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

77

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term loans	￦	67,989	72,198
Accounts receivable – other		305,990	388,475
Accrued income		6,354	5,682
Long-term loans		38,457	39,925
Guarantee deposits		156,807	152,057

	￦	575,597	658,337

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	130,889	130,889
Borrowings		—	292,280	—	292,280
Debentures (*1)		110,365	4,744,502	—	4,854,867
Accounts payable – other and others (*3)		—	2,582,608	—	2,582,608

	￦	110,365	7,619,390	130,889	7,860,644

(In millions of won)
	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	121,380	121,380
Borrowings		—	356,688	—	356,688
Debentures (*2)		96,147	4,529,770	—	4,625,917
Accounts payable – other and others (*3)		—	3,279,604	—	3,279,604

	￦	96,147	8,166,062	121,380	8,383,589

78

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*3)	Details of accounts payable and other payables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Accounts payable – other	￦	1,086,485	1,556,201
Withholdings		3	3
Accrued expenses		615,488	653,742
Current portion of long-term payables – other		189,389	206,800
Long-term payables – other		657,001	828,721
Other non-current liabilities		34,242	34,137

	￦	2,582,608	3,279,604

31.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

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(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

80

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	38,129	￦	41,796	1,473,929	￦	1,620,130
EUR	5,139		6,898	2,049		2,738
JPY	28,299		260	—		—
SGD	79		66	—		—
AUD	—		—	298,536		268,411
CHF	—		—	298,956		332,269
Other	77		97	636		122

		￦	49,117		￦	2,223,670

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 17)

As of December 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	3,651	(3,651)
EUR		380	(380)
JPY		26	(26)
Others		5	(5)

	￦	4,062	(4,062)

(ii)	Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2014, available-for-sale equity instruments measured at fair value amounts to ￦586,675 million.

(iii)	Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

81

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

82

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2014, floating-rate debentures amount to ￦329,760 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (See Note 17). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2014 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Cash and cash equivalents	￦	248,281	448,429
Financial instruments		143,069	173,569
Available-for-sale financial assets		8,648	816
Accounts receivable – trade		1,559,281	1,513,138
Loans and receivables		575,597	658,337
Derivative financial assets		67,728	41,712
Financial assets at fair value through profit or loss		7,817	20,532

	￦	2,610,421	2,856,533

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2014, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 26.

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31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*1)	￦	292,280	310,143	215,189	55,408	39,546
Debentures (*1)		4,854,867	6,016,374	363,383	2,989,699	2,663,292
Accounts payable - other and others (*2)		2,582,608	2,636,293	1,823,097	567,673	245,523

	￦	7,729,755	8,962,810	2,401,669	3,612,780	2,948,361

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	59,015	61,243	8,324	37,215	15,704
Liabilities		(130,889)	(137,344)	(15,145)	(121,463)	(736)

	￦	(71,874)	(76,101)	(6,821)	(84,248)	14,968

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(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2013.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is extracted from the financial statements.

85

31.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Liability	￦	9,170,241	9,512,011
Equity		13,542,221	13,315,408

Debt-equity ratio		67.72%	71.44%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		59,015	—	59,015	—	59,015
Available-for-sale financial assets		586,675	490,741	47,002	48,932	586,675

	￦	662,220	490,741	114,730	56,749	662,220

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	248,311	—	—	—	—
Available-for-sale financial assets(*1,2)		211,466	—	—	—	—
Accounts receivable – trade and others(*1)		2,134,878	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	￦	2,737,724	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Borrowings	￦	292,280	—	300,048	—	300,048
Debentures		4,744,502	—	5,103,527	—	5,103,527
Accounts payable - other and others(*1)		2,582,608	—	—	—	—

	￦	7,619,390	—	5,403,575	—	5,403,575

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31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)	2013
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,532	—	20,532	—	20,532
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		715,053	574,321	46,414	94,318	715,053

	￦	777,297	574,321	108,658	94,318	777,297

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	448,459	—	—	—	—
Available-for-sale financial assets(*1,2)		96,160	—	—	—	—
Accounts receivable – trade and others(*1)		2,171,475	—	—	—	—
Financial instruments(*1)		173,569	—	—	—	—

	￦	2,889,663	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		121,380	—	121,380	—	121,380

	￦	217,527	96,147	121,380	—	217,527

Financial liabilities that cannot be measured at fair value
Borrowings	￦	356,688	—	369,810	—	369,810
Debentures		4,529,770	—	4,621,010	—	4,621,010
Accounts payable - other and others(*1)		3,279,604	—	—	—	—

	￦	8,166,062	—	4,990,820	—	4,990,820

87

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

88

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of December 31, 2014 are as follows:

Interest rate
Derivative instruments	1.90 ~ 2.40%
Borrowings and Debentures	2.55 ~ 2.68%

3) There have been no transfers from Level 2 to Level 1 in 2014 and changes of financial assets classified as Level 3 for the year ended December 31, 2014 are as follows:

(In millions of won)
	Balance at beginning		Acquisition	Gain for the period	Other comprehensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss	￦	—	5,000	2,817	—	—	7,817
Available-for-sale financial assets		94,318	—	—	(2,430)	(42,956)	48,932

89

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 and 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable – other and others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The amount applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

90

32.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 others(*)
Joint venture	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 59 others
Affiliates	The Ultimate Controlling Entity’s investor using the equity method and the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2014, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
M&Service Co., Ltd.	100.0	Data base and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	56.0	Investment association
Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
SK Broadband Co., Ltd.	50.6	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment association
Fitech Focus Limited Partnership II	66.7	Investment association
Open Innovation Fund	98.9	Investment association
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
BNCP Co., Ltd.	100.0	Internet website services
Icon Cube Holdings Co., Ltd.	100.0	Investment association
Icon Cube Co., Ltd.	100.0	Internet website services
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	66.7	Guarding of facilities
IRIVER LIMITED	49.0	Manufacturing of media and sound equipment
iriver CS Co., Ltd.	100.0	After Service and logistics agency business
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
SK Telecom China Holdings Co., Ltd.	100.0	Investment association
Shenzhen E-eye High Tech Co., Ltd.	65.5	Manufacturing
SK Global Healthcare Business Group., Ltd.	100.0	Investment association
SK Planet Japan	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment association
Atlas Investment	100.0	Investment association
Technology Innovation Partners, L.P.	100.0	Investment association
SK Telecom China Fund I L.P.	100.0	Investment association
shopkick Management Company, Inc.	95.2	Investment association
shopkick, Inc.	100.0	Mileage-based online transaction App Development

91

32.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Salaries	￦	2,600	2,263
Provision for retirement benefits		907	1,012

	￦	3,507	3,275

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

92

32.	Transactions with Related Parties, Continued

(3) Transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co.,Ltd.(*1)	￦	491	218,169	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		141,640	561,418	27,564	—	—
	PS&Marketing Corporation		13,683	833,013	2,309	—	—
	Network O&S Co., Ltd.		4,830	170,737	581	—	—
	SK Planet Co., Ltd.		60,502	524,311	16,301	—	—
	SK Telink Co., Ltd.		52,811	36,196	227	—	—
	Service Ace Co., Ltd.		7,252	143,706	—	—	—
	Service Top Co., Ltd.		6,617	153,307	—	—	—
	Others		12,851	33,220	1,238	—	—

			300,186	2,455,908	48,220	—	—

Associates	F&U Credit information Co., Ltd.		1,808	42,078	—	—	—
	HappyNarae Co., Ltd.		14	3,614	9,646	—	—
	SK hynix Inc.		9,628	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		18	22,122	—	—	204
	KEB HanaCard Co., Ltd.(*2)		25,295	3,902	—	—	—
	Others		1,409	6,140	—	45	—

			38,172	83,400	9,646	45	204

Other	SK Engineering & Construction Co., Ltd.		2,382	39,412	304,489	—	—
	SK C&C Co., Ltd.		5,134	259,168	112,158	—	—
	SK Networks Co., Ltd.		12,442	182,104	4,029	—	—
	SK Networks service Co., Ltd.		10,321	28,293	1,600	—	—
	SK Telesys Co., Ltd.		272	8,564	121,488	—	—
	Others		13,977	20,628	8,905	—	—

			44,528	538,169	552,669	—	—

Total		￦	383,377	3,295,646	610,535	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Company.
(*2)	For the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Company’s associate, and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd. with 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd. (See Note 9.(3)).

93

32.	Transactions with Related Parties, Continued

(In millions of won)		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co.,Ltd.(*)	￦	934	217,707	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		105,166	524,278	46,148	—	—
	PS&Marketing Corporation		7,404	441,309	—	—	—
	Network O&S Co., Ltd.		9,005	156,123	—	—	—
	SK Planet Co., Ltd.		48,840	580,910	3,039	—	—
	SK Telink Co., Ltd.		38,460	39,781	23	—	—
	Service Ace Co., Ltd.		9,461	135,919	—	—	—
	Service Top Co., Ltd.		8,736	119,604	—	—	—
	Others		13,709	62,231	1,006	—	—

			240,781	2,060,155	50,216	—	—

Associates	F&U Credit information Co., Ltd.		1,536	40,867	—	—	—
	HappyNarae Co., Ltd.		15	3,304	9,167	—	—
	SK hynix Inc.		3,113	1,120	—	—	—
	SK USA, Inc.		—	3,300	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		—	15,110	—	—	204
	HanaSK Card Co., Ltd.		1,959	2,055	—	—	—
	Others		364	—	—	1,200	—

			6,987	65,756	9,167	1,200	204

Other	SK Engineering & Construction Co., Ltd.		4,908	36,758	315,609	—	—
	SK C&C Co., Ltd.		3,185	269,829	126,539	—	—
	SK Networks Co., Ltd.		46,387	552,394	4,507	—	—
	SK Networks Services Co., Ltd.		5,677	30,816	1,845	—	—
	SK Telesys Co., Ltd.		394	13,039	101,433	—	—
	Others		14,122	13,532	5,873	—	—

			74,673	916,368	555,806	—	—

Total		￦	323,375	3,259,986	615,189	1,200	204

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

94

32.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2014 and 2013 are as follows:

(In millions of won)		2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	89	—
Subsidiaries	SK Broadband Co., Ltd.		—	3,236	38,432
	PS&Marketing Corporation		—	566	101,431
	Network O&S Co., Ltd.		—	1,201	12,981
	SK Planet Co., Ltd.		—	9,711	51,991
	SK Telink Co., Ltd.		—	10,306	5,665
	Service Ace Co., Ltd.		—	436	19,972
	Service Top Co., Ltd.		—	887	21,386
	Others		—	8,890	15,042

			—	35,233	266,900

Associates	HappyNarae Co., Ltd.		—	—	1,780
	SK hynix Inc.		—	2,561	2,763
	SK Wyverns Baseball Club., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	Hana Card Co., Ltd.		—	1,867	38
	Others		—	226	840

			24,568	43,066	5,421

Other	SK Engineering and Construction Co., Ltd.		—	359	3,754
	SK C&C Co., Ltd.		—	718	76,777
	SK Networks Co., Ltd.		—	2,027	4,766
	SK Networks Services Co., Ltd.		—	12	2,004
	SK Telesys Co., Ltd.		—	282	1,559
	SK Innovation Co., Ltd.		—	1,510	247
	Others		—	2,592	6,108

			—	7,500	95,215

Total		￦	24,568	85,888	367,536

95

32.	Transactions with Related Parties, Continued

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	193	—
Subsidiaries	SK Broadband Co., Ltd.		—	4,779	81,243
	PS&Marketing Corporation		—	464	32,573
	Network O&S Co., Ltd.		—	1,271	12,450
	SK Planet Co., Ltd.		—	10,882	116,927
	SK Telink Co., Ltd.		—	232	5,346
	Service Ace Co., Ltd.		—	269	18,019
	Service Top Co., Ltd.		—	1,258	15,375
	Others		—	3,975	21,713

			—	23,130	303,646

Associates	HappyNarae Co., Ltd.		—	—	2,238
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK USA, Inc		—	—	436
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	HanaSK Card Co., Ltd.		—	284	380
	Others		—	266	—

			24,727	39,354	3,054

Other	SK Engineering and Construction Co., Ltd.		—	767	11,374
	SK C&C Co., Ltd.		—	140	64,071
	SK Networks Co., Ltd.		—	5,920	53,807
	SK Networks Services Co., Ltd.		—	—	2,290
	SK Telesys Co., Ltd.		—	372	6,438
	SK Innovation Co., Ltd.		—	1,368	—
	Others		—	2,367	8,189

			—	10,934	146,169

Total		￦	24,727	73,611	452,869

(5)	As of December 31, 2014, there are no collateral or guarantee provided by related parties to the Company, nor by the Company to related parties.

(6)	There were additional investments on the related parties during the year ended December 31, 2014. (See Note 9)

(7)	For the year ended December 31, 2014, the company acquired convertible bonds with a face value of ￦5,000 million and ￦6,000 million, respectively, from IRIVER LIMITED and Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

96

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized as profit or loss.

In addition, the Company subleased portion of the leased assets. The Company recognized lease payment of ￦14,075 million and ￦13,703 million, respectively, in relation to the above operating lease agreement and lease revenue of ￦7,993 million and ￦8,462 million, respectively, in relation to the sublease agreement for the year December 31, 2014 and 2013. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement as of December 31, 2014 are as follows:

(In millions of won)
	2014
	Lease payments		Lease revenue
Less than 1 year	￦	14,539	9,540
1~5 years		55,616	32,575
More than 5 years		40,733	20,244

	￦	110,888	62,359

97

34.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Gain on foreign currency translation	￦	(1,373)	(699)
Interest income		(25,015)	(32,265)
Dividends		(13,048)	(20,640)
Gain relating to financial assets at fair value through profit or loss		(2,817)	(5,177)
Gain on disposal of long-term investments securities		(9,807)	(5,439)
Gain on disposal of property and equipment and intangible assets		(3,676)	(1,869)
Gain on valuation of derivatives		(8,713)	—
Gain on settlement of derivatives		(7,998)	(7,716)
Other income		—	(3,626)
Loss on foreign currency translation		167	662
Bad debt for accounts receivable - trade		27,313	32,051
Bad debt for accounts receivable - other		15,873	20,784
Loss on disposal of long-term investments securities		57	73
Loss relating to financial assets at fair value through profit or loss		1,352	—
Depreciation and amortization		2,208,719	2,115,520
Loss on disposal of property and equipment and intangible assets		17,493	233,611
Impairment loss on property and equipment and intangible assets		18,490	—
Interest expenses		265,195	274,190
Loss relating to financial liabilities at fair value through profit or loss		10,369	134,232
Loss on settlement of derivatives		672	—
Loss relating to investments in subsidiaries and associates		57,593	37,685
Provision for retirement benefits		34,570	35,362
Income tax expense		293,209	310,640
Other expenses		7,764	3,048

	￦	2,886,389	3,120,427

98

34.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Accounts receivable – trade	￦	(73,295)	(138,033)
Accounts receivable – other		67,681	(27,722)
Advance payments		(56,834)	(20,073)
Prepaid expenses		(3,233)	(6,821)
Inventories		265	(8,601)
Long-term prepaid expenses		(5,544)	(1,425)
Guarantee deposits		(1,798)	(2,653)
Accounts payable – other		(247,067)	5,584
Advanced receipts		(4,451)	(3,095)
Withholdings		226,952	21,786
Deposits received		(2,944)	(66,828)
Accrued expenses		(48,641)	57,014
Unearned revenue		(117,136)	(183,655)
Provisions		(38,491)	(226,644)
Long-term provisions		29,959	(72,228)
Plan assets		(41,185)	(28,314)
Retirement benefit payment		(21,887)	(15,566)
Others		2,751	2,412

	￦	(334,898)	(714,862)

(3)	Significant non-cash transactions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Transfer of other property and equipment and others to construction in progress	￦	1,082,767	1,187,295
Transfer of construction in progress to property and equipment and intangible assets		1,891,236	1,966,553
Increase(decrease) of accounts payable - other related to acquisition of property and equipment and intangible assets		(222,345)	349,793
Acquisition of new frequency use rights by returning the existing 1.8GHz frequency use rights		—	614,600

99

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2014. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2014 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2014. We did not review the Company’s IACS subsequent to December 31, 2014. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 23, 2015

100

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2014.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2014, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 4, 2015

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

101

2.	Approval of Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 2. Objectives

 (Text omitted)

‚ In order to achieve the above objectives, the Company carries on the following businesses:

1.~18. (Text omitted)

19. Any other incidental businesses relating to the foregoing activities (amended on March 22, 2013).

ƒ (Text omitted)

Article 2. Objectives

 (Same as the present text)

‚ (Same as the present text)

1.~18. (Same as the present text)

19. Import/export business, import/export brokerage and/or agency business (newly established on March 20, 2015); and

20. Any other incidental businesses relating to the foregoing activities (amended on March 20, 2015).

ƒ (Same as the present text)

Addition of related businesses due to the promotion of new business opportunities

—	Addendum No. 24 (as of March 20, 2015) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 20, 2015.	—

102

3.	Approval of the Appointment of an Executive Director

(1)	Executive Director

Name	Term	Profile	Remarks

Jang, Dong-Hyun	3 Years

☐ Education

•    Master in Industrial Engineering, Seoul National University

•    Bachelor in Industrial Engineering, Seoul National University

☐ Career

•    CEO of SK Telecom (Current)

•    COO of SK Planet (2013 – 2014)

•    CMO of SK Telecom (2011 – 2013)

•    CFO and Executive Vice President of the Strategy and Planning Division of SK Telecom (2010 – 2011)

New Appointment

4.	Approval of the Appointment of a Member of the Audit Committee

(1)	Audit Committee Member

Name	Term	Profile	Remarks
Lee, Jae-Hoon	3 Years

☐ Education

•    Ph.D. in Public Administration, Sung Kyun Kwan University

•    Master in Applied Economics, University of Michigan at Ann Arbor

•    Bachelor in Economics, Seoul National University

☐ Career

•  President, Korea Polytechnic University (Current)

•  Vice Minister, Ministry of Knowledge Economy (2008 – 2009)

•  Vice Minister, Ministry of Commerce, Industry and Energy (2007 – 2008)

•  Assistant Minister, Ministry of Commerce, Industry and Energy (2006 – 2007)

•  Head of the Trade-Investment Department, Ministry of Commerce, Industry and Energy (2005 – 2006)

Current Director

103

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2014	Fiscal year 2015

Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	6 persons (4 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang

(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 23, 2015

105